SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13E-3
                                 (Rule 13e-100)

           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder


                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934


                           LOGANSPORT FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           LOGANSPORT FINANCIAL CORP.
--------------------------------------------------------------------------------
                       (Names of Persons Filing Statement)


                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   541209 10 2
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               David G. Wihebrink
                                723 East Broadway
                            Logansport, Indiana 46947
                                 (574) 722-3855
--------------------------------------------------------------------------------
      (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)


                                    Copy to:
                             Claudia V. Swhier Esq.
                             Barnes & Thornburg LLP
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 236-1313
                           (317) 231-7433 (facsimile)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Value*                             Amount of Filing Fee
--------------------------------------------------------------------------------
          $207,495                                          $41.50

* Calculated solely for the purpose of determining the filing fee, which was based upon tender offer price of $22.50 per share for the eligible common stock as of May 18, 2004 multiplied by our estimate of the maximum number of shares that could be purchased (9,222).

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.


        Amount Previously Paid:     N/A
        Form or Registration No.:   N/A
        Filing Party:               N/A
        Date Filed:                 N/A

ITEM 1. SUMMARY TERM SHEET

     The information set forth under "Summary of Terms" in the Offer to Purchase for Cash dated May 28, 2004 (the "Offer to Purchase"), which is attached hereto as Exhibit 16(a)(1)(i), is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION

     (a) Name of Issuer is  Logansport  Financial  Corp.  (the  "Company").  The
Company's   principal   executive  office  is  located  at  723  East  Broadway,
Logansport, Indiana 46947, and its business telephone number is (574) 722-3855.

     (b) As of May 1, 2004, the Company had 876,193 shares of common stock, without par value, issued and outstanding.

     (c) The information required by this Item is set forth under "Information About the Company - Market Price and Dividend Information" in the Offer to Purchase and incorporated herein by reference.

     (d) The information required by this Item is set forth under "Information About the Company - Market Price and Dividend Information" in the Offer to Purchase and incorporated herein by reference.

     (e) The Company has not made an underwritten public offering of the Company's common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

     (f) On October 4, 2002, the Company repurchased 73,000 shares of its common stock in a privately negotiated transaction from two of its shareholders. The shares constituted 8% of the Company's outstanding shares. The price per share was $17.25. No other shares have been purchased by the Company in the last two years.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The filing person to which this Schedule 13e-3 relates is the issuer, Logansport Financial Corp. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names, titles, and addresses of each executive officer, director and controlling shareholder of the Company are follows:

     David G. Wihebrink, President, Chief Executive Officer and Director Logansport Financial Corp.
     723 East Broadway
     Logansport, IN 46947

     Charles J. Evans, Vice President and Director
     Logansport Financial Corp./ Logansport Savings Bank, FSB
     723 East Broadway
     Logansport, IN 46947

     Dottye Robeson, Secretary and Treasurer
     Logansport Financial Corp./ Logansport Savings Bank, FSB
     723 East Broadway
     Logansport, IN 46947

     Allen D. Schieber, Senior Vice President
     Logansport Savings Bank, FSB
     723 East Broadway
     Logansport, IN 46947

     Brian J. Morrill, Director
     Cass County Title Co., Inc.
     211 S. Third Street
     Logansport, IN 46947

     Susanne S. Ridlen, Ph.D., Director
     Indiana University at Kokomo
     P.O. Box 9003
     Kokomo, IN 46904

     William Tincher, Jr., Director
     Modine Manufacturing Co.
     600 Water Street
     Logansport, IN 46947

     Mr. James P. Bauer, Director
     Small Parts, Inc.
     600 Humphrey Street
     Logansport, IN 46947

     Dr. Todd S. Weinstein
     820 Fulton Street
     Logansport, IN 46947


     (b) Not Applicable

     (c)(1) and (2) The following is a list of the principal occupation of each officer and director of the Company as well as principal business address of such employment or occupation, as applicable (unless the individual is retired). The following table also sets forth as to each executive officer and director of the Company his principal occupation during the last five years, including the starting and ending dates of such employment.

     David G. Wihebrink, President, Chief Executive Officer and Director Logansport Financial Corp./ Logansport Savings Bank, FSB
     723 East Broadway
     Logansport, IN 46947

     Mr. Wihebrink has served as President and Chief Executive Officer of the Company and Logansport Savings Bank, FSB ("Bank"), a wholly owned subsidiary of the Company located in Logansport, Indiana, since April 2000. From 1988 until April 2000, Mr. Wihebrink served as Vice President and Chief Financial Officer of TM Morris Manufacturing Co., Inc. ("Morris"). Morris is located in Logansport, Indiana, and manufactures lead wire assemblies and wiring harnesses and stampings.


     Charles J. Evans, Vice President and Director
     Logansport Financial Corp./ Logansport Savings Bank, FSB
     723 East Broadway
     Logansport, IN 46947

     Mr. Evans has served as Senior Vice President of the Bank since January 2000. From 1980 until January, 2000, he served as Vice President and Senior Loan Officer of the Bank.

     Dottye Robeson, Secretary and Treasurer
     Logansport Financial Corp./ Logansport Savings Bank, FSB
     723 East Broadway
     Logansport, IN 46947

     Ms. Robeson has served as Chief Financial Officer of The Bank since 1994 and as Secretary/Treasure of the Company since its organization in 1995.

     Allen D. Schieber, Senior Vice President
     Logansport Savings Bank, FSB
     723 East Broadway
     Logansport, IN 46947

     Mr. Schieber has served as Senior Vice President of the Bank since January 2000. From October 1998 until January 2000, he served as Vice President Commercial Lending.

     Brian J. Morrill, Director
     Cass County Title Co., Inc.
     211 S. Third Street
     Logansport, IN 46947

     Mr. Morrill has served as President of Cass County Title Company, Inc., a title insurance company founded by him that is based in Logansport, Indiana since 1994.

     Susanne S. Ridlen, Ph.D., Director
     Indiana University at Kokomo
     P.O. Box 9003
     Kokomo, IN 46904

     Dr. Ridlen is a faculty member and Director of the Project Success Program for under-prepared students at Indiana University Kokomo, where she has been a member of the faculty since 1969.

     William Tincher, Jr., Director
     Modine Manufacturing Co.
     600 Water Street
     Logansport, IN 46947

     Mr. Tincher has served as Plant Manager for the Modine Manufacturing Co. since 1977.

     Mr. James P. Bauer, Director
     Small Parts, Inc.
     600 Humphrey Street
     Logansport, IN 46947

     Mr. Bauer has served as the Vice President of Finance and Treasurer of Material Processing, Inc., a holding company for Small Parts, Inc., ABC Metals, Inc. and H.T.I. (Logansport, Indiana) since 1973.

     Dr. Todd S. Weinstein
     820 Fulton Street
     Logansport, IN 46947

     Dr. Weinstein is a member of the surgical staff at Logansport Memorial Hospital and has been a member of Logansport Surgical Associates since 1991.

     3. The information included in the Offer to Purchase entitled "Information About the Company - Management Information" is also incorporated by reference. None of the individuals listed in Item (c)(1) and (2) above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors).

     4. No individual discussed in Item (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     5. Each of the individuals discussed in this Item (c) is a citizen of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information required by this item is set forth under "Summary of Terms", "Special Factors" and "Terms of the Offer" in the Offer to Purchase and incorporated herein by reference.

     (c) This tender offer is available only to those record shareholders and beneficial owners of the Company's common stock who own 99 shares or less (i.e. odd lot shareholders) as of May 18, 2004, the record date, and is not open to all persons owning the Company's common stock.

     (d)  Dissenting   shareholders   are  not  entitled  to  any  appraisal  or
dissenters' rights under Indiana corporate law as a result of the tender offer discussed in this Schedule 13e-3.

     (e) Security holders will be entitled to access the Company's corporate records in the manner permitted by applicable federal and Indiana state law; however, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

     (f) Not applicable.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in the Offer to Purchase entitled "Information About the Company - Beneficial Ownership of Directors and Executive Officers" is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

     (a)  (1)  Not applicable.
          (2)  The  information  required  by  this  item  is  set  forth  under
               "Information  About  the  Company  -  Certain   Indebtedness  and
               Transactions of Management."

     (b)  (1)  Not applicable.
          (2)  Not applicable.
          (3)  Not applicable.
          (4) On October 4, 2002, the Company repurchased 73,000 shares of its common stock in a privately negotiated transaction from two of its shareholders. The shares constituted 8% of the Company's outstanding shares. The price per share was $17.25.
          (5)  Not applicable.
          (6)  Not applicable.

     (c)  Not applicable.

     (e) The information set forth in the Offer to Purchase entitled "Information About the Company - Beneficial Ownership of Directors and Executive Officers" is incorporated herein by reference. The shareholders have also approved the Logansport Financial Corp. stock option plans which are discussed more fully below:

          (i) Stock Option Plan. On April 13, 1996, the shareholders of the Company approved the Logansport Financial Corp. Stock Option Plan, and on April 13, 1999, the shareholders of the Company approved the Logansport Financial Corp. 1999 Stock Option Plan (collectively, the "Plans"). Under the two stock options plans, the Company currently has reserved 50,650 shares of its Common Stock for issuance upon the exercise of options that have been granted under the Plans, and 115,000 shares reserved for future grants of stock options. All directors, officers, and key employees of the Company, the Bank and any of the Bank's subsidiaries are eligible for participation in the Plans.

               The Plans are administered by a committee of the Company's Board of Directors (the "Stock Compensation Committee"). The Stock Compensation Committee, in its sole discretion, determines who will participate in the Plans. Options granted pursuant to the Plans vest in accordance with each Optionee's Stock Option Agreement executed by such Optionee and the Company.

               On October 4, 2002, the Company repurchased 73,000 shares of its common stock in a privately negotiated transaction from two of its shareholders. Pursuant to a Stock Purchase and Standstill Agreement dated October 3, 2002, the Roosevelt Group, L.L.C., a Missouri limited liability company sold its 36,500 shares to the Company and Bradshaw Capital Management, L.L.C., a North Carolina limited liability company sold its 36,500 shares to the Corporation. The shares constituted 8% of the Company's outstanding shares. The price per share was $17.25.

     The following table provides information with respect to outstanding stock options held by certain executive officers as of December 31, 2003. Other than with respect to value of the unexercised in the money options, the information set forth below is accurate as of May 18, 2004, the record date for this Offer.


                               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                       AND FISCAL YEAR-END OPTION VALUES

                                                         Number of Unexercised            Value of Unexercised
                                                         Securities Underlying                in-the-Money
                                                           Options at FY-END              Options at FY-End (1)
                     Shares Acquired      Value       -------------------------------------------------------------
Name                   On Exercise      Realized      Exercisable    Unexercisable    Exercisable     Unexercisable
-----                ---------------    --------      -----------    -------------    -----------     -------------
David G. Wihebrink         6,296         $49,550             0             0            $                $   0
Charles J. Evans          10,000         $75,336        20,045             0            $209,671         $   0
Allen D. Schieber          2,000         $ 9,680           500             0            $  3,620         $   0
Dottye Robeson                 0               0           595             0            $  6,224             0
----------------------
(1)  Amounts  reflecting  gains on outstanding  options are based on the closing price per share for the shares on December 31,  2003,  which was $20.99 per share.



In the event of any change after the effective date of the Plans in the outstanding stock of the Company by reason of any reorganization, recapitalization, stock split, stock dividend, combination of shares, exchange of shares, merger or consolidation, liquidation, extraordinary distribution (consisting of cash, securities, or other assets), or any other change after the effective date of the Plans in the nature of the shares of stock of the Company, the Stock Compensation Committee shall determine what changes, if any, are appropriate in the number and kind of shares reserved under the Plans, and the Stock Compensation Committee shall determine what changes, if any, are appropriate in the option price under and the number and kind of shares covered by outstanding options granted under the Plans.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) The shares of common stock purchased in this Offer will be retired.

     (c) The information set forth in "Summary of Terms", "Special Factors - Purposes of the Offer", "Special Factors - Effects of the Tender Offer Generally", Special Factors - Effects of the Tender Offer on Affiliates as Shareholders" and "Special Factors - Effects of the Tender Offer on Unaffiliated Shareholders" in the Offer to Purchase is incorporated by reference.


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     (a) The information set forth in "Summary of Terms", "Special Factors - Background of Tender Offer", and "Special Factors - Purposes of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Special Factors - Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Summary of Terms", "Special Factors - Background of Tender Offer", "Special Factors - Purposes of the Offer" and "Special Factors - Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Summary of Terms", "Special Factors - Purposes of the Offer", "Special Factors - Effects of the Tender Offer Generally", "Special Factors - Effects of the Tender Offer on Affiliates as Shareholders", "Special Factors - Effects of the Tender Offer on Unaffiliated Shareholders", and "Special Factors - Certain United States Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) The information set forth in "Special Factors - Determination of Fairness of Offer by our Board of Directors" and "Special Factors - Determination of Fairness of Offer by Affiliates" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Special Factors - Determination of Fairness of Offer by our Board of Directors" and "Special Factors - Determination of Fairness of Offer by Affiliates" of the Offer to Purchase is incorporated herein by reference.

     (c) No shareholder approval is required for the tender offer. The information set forth in "Special Factors - Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Special Factors - Determination of Fairness of Offer by our Board of Directors" and "Special Factors - Determination of Fairness of Offer by Affiliates" of the Offer to Purchase is incorporated herein by reference.

     (e) This Offer was approved by the unanimous vote of our Board of Directors, including all of the directors who are not Company or Bank employees. The information set forth in "Special Factors - Determination of Fairness of Offer by our Board of Directors" and "Special Factors - Determination of Fairness of Offer by Affiliates" of the Offer to Purchase is incorporated herein by reference.

     (f) The Company has not received any firm offer by any unaffiliated person during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company or (iii) purchase of the subject company's securities that would enable the holder to exercise control of the Company.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in "Special Factors - Determination of Fairness of Offer by our Board of Directors" and "Special Factors - Determination of Fairness of Offer by Affiliates" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.


ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "Special Factors - Effects of the Tender Offer Generally" and "Terms of the Offer - Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) The information set forth in "Terms of the Offer - Fees and Expenses" of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

     (d) Not applicable.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in "Information About the Company - Beneficial Ownership of Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

     (b) Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company or any subsidiary, or any of the Company's pension, profit sharing, or similar plans, has engaged in any transaction in the Company's common stock during the past sixty (60) days.

ITEM 12. THE SOLICITATION AND RECOMMENDATION.

     (d) The Company has not granted any shareholder (including any executive officer, director or affiliate) any voting or similar right in connection with the Offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell its/his/her common stock pursuant to the Offer, as none of them own under 100 shares of the Company's common stock. The information set forth in "Information About the Company - Beneficial Ownership of Directors and Executive Officers" and "Special Factors - Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

     (e) To the  extent  known  by the  Company  after  reasonable  inquiry,  no
executive   officer,   director  or   affiliate   of  the  Company  has  made  a
recommendation either in support of or opposed to the tender offer.


ITEM 13. FINANCIAL STATEMENTS.

     (a) The financial statements included in (i) the Company's Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and (ii) the Company's quarterly report on Form 10-Q for the three month period ending March 31, 2004, as filed with the SEC, are incorporated herein by reference. The information included in "Information About the Company - Summary Consolidated Financial Information", "Additional Information" and "Incorporation of Certain Documents by Reference" in the Offer to Purchase is incorporated herein by reference.

     (b) No pro forma financial statements are included in this filing or any of the disclosure documents to be mailed to shareholders as the tender offer is not anticipated to have a material impact on the Company's financial condition or results of operations.

     (c) The information included in "Information About the Company - Summary Consolidated Financial Information", "Additional Information" and "Incorporation of Certain Documents by Reference" in the Offer to Purchase is incorporated herein by reference.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) No outside person will be directly or indirectly retained, employed, retained or compensated to make solicitations or recommendations in connection with the Offer. The Company has retained Registrar and Transfer Company to act as Depositary and Information Agent for the Offer. Neither the Information Agent nor the Depositary has been authorized to make any solicitation or recommendation in or with respect to this Offer. The Information Agent and Depositary will be paid customary fees and expenses for their services. See Item 10(c) above. The information included in "Additional Information" in the Offer to Purchase is incorporated by reference.

     (b) Employees of the Company may perform administrative tasks in connection with the Offer, and they will not be separately compensated for such services.


ITEM 15. ADDITIONAL INFORMATION.

     (b) All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16. EXHIBITS.

Exhibit No.      Description
-----------      -----------

16(a)(1)(i)      Offer to Purchase for Cash dated May 28, 2004

16(a)(1)(ii)     Letter of Transmittal

16(a)(1)(iii)    Form of Letter to Brokers, Dealers, and Commercial Banks, Trust
                 Companies and Other Nominees

16(a)(1)(iv)     Form of Letter to Clients for Use by Brokers, Dealers, and
                 Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(v)      Client Instruction Form For Shares Held by Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(vi)     Form of Notice of Guaranteed Delivery

16(a)(1)(vii)    Letter to Shareholders from David G. Wihebrink, President and
                 Chief Executive Officer, dated May 28, 2004

16(a)(1)(viii)   Questions and Answers to accompany the Letter to Shareholders from the President

16(a)(1)(ix)     Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9

16(a)(5)         Press Release dated May 27, 2004.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                LOGANSPORT FINANCIAL CORP.


                                By: /s/ David G. Wihebrink
                                    --------------------------------------------
                                    David G. Wihebrink
                                    President and Chief Executive Officer


Dated: May 28, 2004

                                                             Exhibit 16(a)(1)(i)


[GRAPHIC OMITTED]

                           LOGANSPORT FINANCIAL CORP.

                           OFFER TO PURCHASE FOR CASH
              ALL SHARES OF ITS COMMON STOCK HELD BY HOLDERS OF 99
                     OR FEWER SHARES FOR A PURCHASE PRICE OF
                              $22.50 NET PER SHARE

  This Offer to Purchase will expire at 5:00 p.m. Eastern Daylight Saving Time on Tuesday, June 29, 2004, unless the Offer is extended or earlier terminated.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this Offer, passed upon the merits or fairness of this Offer or passed upon the adequacy or accuracy of the disclosure in this Offer to Purchase for Cash, and any reference to the contrary is a criminal offense.

     No person has been authorized to make any recommendation on behalf of the Company or the Board of Directors as to whether shareholders should tender shares pursuant to this Offer. No other person has been authorized to give any information or to make any representation in connection with this Offer other than those contained in this Offer to Purchase for Cash or in the related Letter of Transmittal. If given or made, such recommendation and the other information and representations must not be relied upon as having been authorized by the Company or the Board of Directors.


                                  INTRODUCTION

     Logansport Financial Corp., an Indiana corporation (the "Company," "us," "we," "our," or "ours") is offering to purchase for $22.50 per share in cash all shares of our common stock held by our shareholders who own 99 or fewer shares as of the close of business on May 18, 2004 and continue to do so during the offering upon the terms and subject to the conditions set forth in this Offer to Purchase for Cash (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). The Offer is conditioned, as to each eligible shareholder, upon that shareholder tendering all of the shares of common stock held by the shareholder to the Company either beneficially or of record. Partial tenders will not be accepted.

     The purpose of this Offer is to reduce the number of persons owning shares of the Company's common stock. If, after completion of this Offer, we have fewer than 300 shareholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934 (the "Exchange Act"), the Board of Directors intends to deregister the Company's common stock with the Securities and Exchange Commission ("SEC") and become a private company. If this Offer does not result in a reduction of the number of shareholders necessary for the Company to deregister with the SEC, the Board of Directors will likely consider additional alternatives to achieve that result if it remains in the Company's best interests.

     Any eligible shareholder who desires to tender all of his shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof, which is included with this Offer, in accordance with the instructions of the Letter of Transmittal and mail or deliver it, along with the certificates for the shares tendered, as instructed, or (ii) request his broker, dealer, commercial bank, trust company or nominee to effect the transaction. An eligible shareholder who desires to tender his shares and whose certificates for such shares are not immediately available may tender his shares by following the procedure for guaranteed delivery set forth in the Section entitled "Terms of the Offer - Procedure for Tendering Shares - Guaranteed Delivery."

     If you have any questions regarding this Offer or need additional copies of any of the Offer documents, you should contact either (i) David G. Wihebrink, the President of the Company or Dottye Robeson, the Chief Financial Officer of the Company at (574) 722-3855 or (ii) Registrar and Transfer Company, who is serving as the Information Agent for this Offer, at 10 Commerce Drive, Cranford, New Jersey 07016 at (800) 368-5948 (toll free) or by email to info@rtco.com. You may also contact your own broker, dealer, commercial banker or trust company for assistance concerning this Offer.

     PLEASE READ THIS OFFER TO PURCHASE IN ITS ENTIRETY BEFORE MAKING AN INVESTMENT DECISION.



                                SUMMARY OF TERMS



     This summary of terms, as well as the questions and answers that follow set forth the material terms of this odd-lot tender offer. We encourage you to read the entire Offer to Purchase, as well as any information that has been incorporated by reference, before making a decision to tender your shares to us. All references to the "Company," "we," "us," "our," and "ours" refer to Logansport Financial Corp. and its subsidiary.

     o The Company is offering to purchase for cash all shares of our common stock, without par value, held by shareholders who own 99 or fewer shares as of the close of business on May 18, 2004, the record date. Additional information regarding the terms of the Offer is set forth in "Terms of the Offer."

     o This Offer is only available to those shareholders who own of record or beneficially own 99 or fewer shares on the record date.

     o This Offer is voluntary. Eligible shareholders may, but are not required to, tender their shares. However, eligible shareholders who wish to accept this Offer must tender all of the shares they own beneficially or of record. Partial tenders will not be accepted.

     o The purchase price we are offering is $22.50 per share. This price is based upon current and historical market prices.

     o Shareholders who tender their shares pursuant to this Offer will still receive the regular $0.14 per share dividend declared by our Board of Directors on May 18, 2004, but only with respect to shares for which they were record holders as of June 21, 2004. See "Special Factors - Entitlement to Regular Quarterly Dividend Declared May 18, 2004."

     o Eligible shareholders who tender their shares directly to us will not incur any sales commission or other charges. If you hold or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether transaction costs are applicable.

     o The purchase price will be paid to you in cash. A check for the purchase price of your shares will be mailed to you promptly following the expiration of the Offer. We will not pay any interest on the purchase price during the period between when your shares are tendered and the date you receive payment.

     o This Offer will expire at 5:00 p.m. Eastern Daylight Saving Time on June 29, 2004, unless we elect to extend it or terminate it earlier. In order for your tender to be accepted by us, we must receive your tender offer documents prior to this time. We will make a public announcement if we decide to extend the tender offer. See "Terms of the Offer - Expiration and Extension of the Offer; Amendment."

     o You may withdraw your tender of shares at any time up until the expiration of the tender offer. See "Terms of the Offer - Withdrawal Rights." If you elect to sell your shares to us pursuant to this Offer, once this Offer is consummated you will no longer be a shareholder of the Company and will no longer have voting rights or the right to receive any dividends that may be declared subsequently.

     o The sale of your shares will be a taxable transaction for United States federal income tax purposes and may be such for state and local income tax purposes as well. See "Special Factors - Certain United States Federal Income Tax Consequences." You should consult with your personal tax advisor before tendering your shares pursuant to this Offer.

     o If, after the completion of this Offer, the Company has fewer than 300 shareholders of record, we intend to deregister our common stock under the Exchange Act and become a non-reporting company. As a result, we will no longer file periodic reports with the SEC, including, among other reports, annual reports on Form 10-K and quarterly reports on Form 10-Q. In addition, we will no longer be subject to the SEC's proxy rules. However, we currently intend to provide our shareholders with annual audited financial statements and post our quarterly results on our web site.

     o If we deregister our common stock under the Exchange Act, our common stock will no longer be eligible for trading on the Nasdaq Small Cap Market. We anticipate that our common stock may be quoted on the Pink Sheets Electronic Quotation System. However, we cannot predict whether or when this will occur or that an active trading market will exist for our common stock after "going private." As a result, it may be more difficult for remaining shareholders to sell their shares. See "Special Factors - Effects of the Tender Offer Generally."

     o Since this Offer is voluntary, and the shares will be sold at a premium to the current market price, we have not engaged any person or entity to issue a "fairness" or similar opinion with respect to the Offer.

     If you have any additional questions or need additional copies of any of these documents or documents containing information incorporated by reference, you may contact David G. Wihebrink, the President of the Company, Dottye Robeson, the Chief Financial Officer of the Company, the Information Agent or talk with your broker.


                              QUESTIONS AND ANSWERS

Q:   Who Is Offering To Purchase My Shares?

A: Logansport Financial Corp. is offering to purchase shares of its common stock held by shareholders who own 99 or fewer shares on the record date of May 18, 2004.


Q:   Am I Eligible To Participate In The Offer?

A: You are eligible to tender your shares only if you own 99 or fewer shares of common stock as of May 18, 2004, regardless of whether you own your shares of record (i.e. in your own name) or beneficially (i.e., in "street name" held by a brokerage company account maintained by you). We reserve the right to make all determinations of who is eligible to participate in this Offer.


Q:   What Will The Company Pay Me For My Shares?

A: We are offering to pay $22.50 per share of Company common stock, in cash, without interest.

Q: If I Tender My Shares, Will I Receive The Regular $0.14 Per Share Dividend Declared May 18, 2004?

A: Yes. The regular cash dividend declared on May 18, 2004 will be paid on July 12, 2004 to shareholders of record on June 21, 2004, which is prior to the expiration of the Offer. However, you will not be eligible to receive the dividend payable July 12, 2004 if you are not a record holder of shares on June 21, 2004.


Q:   Will I Have To Pay Brokerage Commissions?

A: No, provided that you are a record shareholder and tender your shares directly to us. If you hold shares or tender shares through a broker, bank or other institution, you should consult with that party to determine whether any transaction costs will be incurred.


Q:   When Will I Receive My Money?

A: Your check will be mailed promptly after the expiration of the Offer. Please allow sufficient time for the postal service to deliver your check.


Q:   Do I Have To Tender My Shares?

A: No. This is a voluntary Offer. You may elect to tender your shares or, in the alternative, hold your shares and maintain your right as a shareholder, including the right to vote your shares and receive dividends.


Q:   Can I Tender Less Than All Of My Shares?

A: No. You must tender all of your shares if you wish any of your shares to be tendered. Partial tenders will not be accepted.


Q:   How Do I Tender My Shares?

A: If you hold your shares "of record" in your own name, you can tender your shares by completing and sending the enclosed Letter of Transmittal (printed on blue paper) along with any other documents required by the Letter of Transmittal and your stock certificates to Registrar and Transfer Company (the "Depositary") at the address listed on the enclosed Letter of Transmittal.

     If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (i.e. in "street name"), you should contact them if you desire to tender your shares. You will need to provide them with the Client Instruction Form (printed on green paper) as to how to tender your shares included with this package.

     If you cannot deliver your shares or other required documents prior to the expiration date of this Offer, you may tender your shares by delivering the Notice of Guaranteed Delivery (printed on yellow paper) followed by your certificates and other documents within three (3) days.

     You may also call the Depositary/Information Agent toll free at (800) 368-5948 for additional information. See "Terms of Offer - Procedure for Tendering Shares" in the Offer to Purchase for more detailed instructions.

     You may also call David G. Wihebrink, our President, or Dottye Robeson, our Chief Financial Officer at (574) 722-3855, if you have additional questions or require further assistance.


Q:   How Much Time Do I Have To Tender My Shares?

A: You may tender your shares at any time until 5:00 p.m. Eastern Daylight Saving Time on Tuesday, June 29, 2004. We may extend the Offer or waive any unfulfilled condition in our sole discretion.

Q:   How Will I Be Notified If The Offer Is Extended?

A: If the Offer is extended past June 29, 2004, we will make a public announcement of the new expiration date no later than 9:00 a.m. Eastern Daylight Saving Time on the next business day after the last previously scheduled or announced expiration date.


Q:   Until What Time Can I Withdraw Previously Tender Shares?

A: You can withdraw tendered shares at any time prior to the expiration date, June 29, 2004. If this expiration is extended, you can withdraw tendered shares at any time prior to the new expiration date. You may also withdraw tendered shares which have not been accepted for payment within nineteen
     (19) business days of the expiration or extension of the Offer.


Q:   How Do I Withdraw Previously Tendered Shares?

A: You can withdraw shares that you have already tendered by sending the timely notice of withdrawal to the Depositary at the address provided at the end of the Offer to Purchase.


Q:   What If I Have Lost My Stock Certificate?

A: If you have lost any or all of your stock certificate(s) evidencing your shares of common stock of the Company, and you wish to participate in the Offer, please (i) complete the Affidavit for Lost Certificate along with the rest of the Letter of Transmittal and remit a check for the applicable bond premium or (ii) contact the Information Agent at the address provided at end of the Offer to Purchase.


Q:   What Is The Company's Purpose In Making This Offer?

A: We are making the Offer in order to reduce the number of shareholders owning the Company's common stock. If, after this Offer, the number of shareholders is less than 300, we intend to deregister our common stock under the Securities and Exchange Act of 1934. As a result, we will no longer be subject to the SEC's periodic reporting requirements or its proxy rules and regulations. In addition, we will no longer be subject to additional reporting and audit requirements adopted under the Sarbanes-Oxley Act with respect to public companies. We anticipate that no longer being subject to public reporting requirements and other rules and regulations will result in cost savings for the Company and will permit management to focus on its business opportunities. Also, we believe that this Offer will provide an economical means for small holders of our common stock to sell at a premium to current prices without incurring brokerage commissions.


Q:   Will The  Company  Remain A Public  Company  After The  Completion  Of This
     Offer?

A: If this Offer results in the number of our shareholders of record falling below 300, we anticipate that we will terminate the registration of our common stock under the Exchange Act. If, after the completion of this Offer, there are 300 or more shareholders of record remaining, the Company's Board of Directors will likely consider other options to reduce the number of shareholders below 300 and deregister if the Board determines it is in the best interests of the Company. Once the Company deregisters from the Exchange Act, we do not expect our common stock will be eligible for listing on the Nasdaq Small Cap Market. Thereafter, we anticipate that our common stock may be quoted in the "pink sheets," but we cannot predict whether or when this will occur or the liquidity of the market which will thereafter exist for our common stock. As a result, it may become even more difficult for our remaining shareholders to sell their shares.

Q:   How Will The Company Pay For The Shares Offered?

A. The Company will pay for any tendered shares out of its cash and liquid assets. The Company will not borrow any funds to pay for the purchase price of the tendered shares. We have sufficient capital to pay for all shares of our common stock which are eligible to be tendered at the price offered.


Q:   Can The Company Amend The Terms Of The Offer?

A. Yes. The Company reserves the right, in its sole discretion, to amend the Offer in any respect. The Company will announce any amendment to the Offer by making a public announcement of the amendment.


Q: Did The Board Of Directors Receive Any Fairness Opinions Or Similar Reports Regarding The Fairness Of The Offer?

A: No. The Board of Directors did not receive any opinions or reports from outside financial advisors due to the fact that this is a voluntary offer for a limited number of shares at a premium above the last reported market price.


Q:   What Are The Federal Income Tax Consequences Of Participating In The Offer?

A: Generally, you will be subject to United States federal income taxation when you receive cash from the Company in exchange for the shares you tender. Your tender of shares may also qualify as a taxable transaction for state, local, foreign and other tax purposes as well. Please consult with your personal tax advisor to determine the federal, state, local, and foreign tax consequences of sales made by you pursuant to the Offer in view of your own particular circumstances before tendering your shares. See "Special Factors - Certain United States Federal Income Tax Consequences" in the Offer to Purchase.


Q:   Who Can I Contact If I Have Additional Questions About The Offer?

A: If you have any additional questions, you may contact the Information Agent at the address or telephone number set forth at the back of the Offer to Purchase.

     You may also call David G. Wihebrink, our President, or Dottye Robeson, our Chief Financial Officer at (574) 722-3855, if you have additional questions or require further assistance.


                                 SPECIAL FACTORS

Background of Tender Offer

     The Company is an Indiana corporation organized in February 1995. In 1995, the Company became a public unitary savings and loan holding company. The Company became a unitary savings and loan holding company upon the conversion of Logansport Savings Bank, FSB (the "Bank") from a federal mutual savings bank to a federal stock savings bank on June 13, 1995. The principal assets of the Company consists of 100% of the issued and outstanding shares of common stock, $.01 par value per share, of the Bank. The Bank began operations in Logansport, Indiana, under the name Logansport Building and Loan Association in 1925. In 1962, the Bank changed its name to Logansport Savings and Loan Association, and in 1992 the Bank converted to a federally chartered savings bank known as Logansport Savings Bank, FSB. The Bank serves the needs of primarily residents of Cass County, Indiana.

     As of May 18, 2004, there were approximately 320 record holders of our common stock. At that date, approximately 99 of the record holders and 55 beneficial owners held 99 or fewer shares of our common stock and, as a result, are eligible to participate in this Offer. We calculate that if approximately 22% or more of our eligible record holders participate in the Offer, there will be fewer than 300 record shareholders.

Participation by eligible beneficial owners will not necessarily reduce the number of our record shareholders.

     There has been a limited trading market for our common stock in recent years. This may be due, in part, to the relatively few number of shareholders owning the Company's stock. In addition, approximately 11.0% of the Company's common stock is beneficially owned or controlled by the executive officers and directors of the Company. In the past twelve months ending April 30, 2004, our common stock was not traded at all on 102 of the 253 eligible trading days. On the days traded, our common stock had an average trading volume of 1,904 shares, 1,281 shares and 1,220 shares for the three month, six month and twelve month periods ending April 30, 2004, respectively.

     Our limited trading market has not allowed our shareholders to recognize the primary benefit which should be available to shareholders of a publicly traded company, which is the ability to buy and sell stock in a liquid market in which accurate and timely pricing information is readily available.

     Another potential advantage of being a publicly traded institution is the ability to access public capital markets to meet additional capital needs. However, since becoming a public company in 1995, we have had no additional capital needs. We have also not made any additional public offerings of common stock or any other equity or debt securities since our organization in 1995. In addition, we have not used our common stock as consideration for any acquisition. Currently, we do not anticipate issuing additional shares of common stock in either public or private transactions.

     Although our shareholders are provided some benefit from our being a publicly traded company, we feel that our compliance with increasingly stringent reporting and auditing requirements provides many disadvantages to off-set this benefit. As a "reporting company" under the Exchange Act, we are obligated to prepare and file with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements that comply with
Section 14 of the Exchange Act, in addition to other reports and forms from time to time. In the wake of the Enron and WorldCom scandals, we are subject to increased and constantly changing regulatory requirements under the newly enacted Sarbanes-Oxley Act. Compliance with these SEC reporting and audit requirements and increased regulatory restrictions diverts the time of senior management and financial staff from other Company business. Also, as a result of these increased and changing legislative requirements, outside legal, auditing and accounting costs continue to rise and will continue to rise in the future.

     Smaller publicly traded institutions, such as the Company, may have more difficulty absorbing these costs and resource allocations than larger publicly traded institutions since they represent a larger portion of our revenues. The Company currently pays estimated ongoing costs, totaling approximately $45,000 per year, as a public reporting company, for compliance with filing Forms 10-Q, 10-K and proxy statements, compliance reviews, certification compliance and printing costs and listing fees, which the Company would not incur as a private company. Those costs do not include the time and resources of the Company or its senior management and other employees in preparation of these reports and compliance with reporting obligations. We anticipate that our audit costs will increase by approximately $10,000 this fiscal year in order to comply with new regulations. In addition, we have received notice from our independent auditors that we will incur an estimated additional $20,000-$30,000 for future compliance with new internal and external audit requirements and reporting obligations under Section 404 of the Sarbanes-Oxley Act and implementing regulations for fiscal year 2005 alone. Other costs such as legal expenses are also expected to increase by approximately $8,000 in 2004 due to new compliance and disclosure obligations. Given our relatively small number of employees and the size of our Company, the new regulatory requirements would create a substantial time burden on existing employees to comply and might require us to hire up to three additional  employees.  The  time  spent by our  management  on  preparation  of required reports and compliance with these new regulations could be more productively spent on other business matters that bear a more direct relationship to our operations and profitability. We believe that becoming a private Company will enhance our operating flexibility and resources to focus upon the long-range plans for the Company and needs of our customers. Also, due to our status as a unitary savings and loan holding company which owns a federal stock savings bank, we will continue to be extensively regulated under federal law. The Bank will also be subject to periodic reporting requirements and inspections from certain regulatory agencies including the Federal Deposit Insurance Commission ("FDIC") and the Office of Thrift Supervision ("OTS").


Purposes of the Offer

The Board of Directors has proposed the Offer for the following purposes:

     o To Become a Private Company. If at the conclusion of this Offer the number of Company shareholders of record is less than 300, the Board of Directors intends to deregister the Company's common stock with the SEC. This will allow the Company to no longer be subject to the periodic reporting and proxy solicitation requirements of the Exchange Act, and the administrative burdens associated with such requirements will be reduced significantly.

     o Reduce Expenses Associated with Administering Small Shareholder Accounts. The expense of administering accounts of small shareholders is disproportionate to their ownership interest in the Company. As of the record date, we estimate that we had approximately 99 shareholders of record that held 99 or fewer shares and 55 shareholders who beneficially owned 99 or fewer shares. These eligible record and beneficial shareholders hold an aggregate of not more than 9,222 shares of our common stock. As a result, these odd-lot owners hold less than 1.1% of all of our common stock. A disproportionate amount of our administrative expense relating to shareholder accounts and reporting requirements are attributable to those shareholders holding less than 1.1% of our issued and outstanding stock. Even if the record shareholder base does not fall below 300, we believe that every tender by a qualified odd-lot shareholder will reduce our expenses going forward.

     o    Provide  Certain  Shareholders  the  Opportunity  to Sell  Shares at a
          Premium Without Incurring Brokerage Commissions. Currently, the trading market for our common stock is not very liquid. As a result, it may be difficult for some shareholders to dispose of their shares when they choose. Shareholders holding small amounts of common stock may find it uneconomical to dispose of shares due to minimum brokerage commissions which are often charged. This Offer will permit those shareholders to directly tender small amounts of shares at a premium without paying minimum brokerage commissions.


Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives

     Prior to engaging in this odd lot offer as a going private transaction, the Board considered whether maintaining the status quo would be a viable alternative. We determined that the costs associated with maintaining our reporting company status, and the expected increases in these costs in the future, were no longer justified, particularly in light of our size and resources. Other than maintaining the status quo, the Board did not seriously consider any other alternatives to reducing the number of shareholders and de-registering as a SEC reporting company. Because the Company has excess capital sufficient to repurchase all Company shares necessary to de-register its common stock with the SEC, the Board did not consider other alternatives such as selling the Company to a third party or engaging in a search for a merger partner.

     Once determining that the Company should reduce the number of its shareholders and go private, the Board of Directors concluded that this odd-lot Offer is currently the best strategy to achieve the objectives discussed in "Purposes of the Offer" above. While considering this issue, the Board of Directors also considered other alternatives to reduce the number of shareholders to less than 300. These other alternatives included (i) a tender offer made available to all holders of common stock (rather than those odd lot holders owning 99 shares or less) and (ii) a reverse stock split or cash out merger.

     Specifically, the Board of Directors investigated the possibility of making a tender offer for a fixed number of total shares to all Company shareholders. However, we had no assurances that this type of tender offer would not result in an over subscription by participating shareholders. If such an offer were over-subscribed as a result of larger shareholders tendering their shares, we would be required to purchase shares from all tendering shareholders on a pro rata basis. As a result, the number of shareholders would not be reduced, and we would not accomplish our objectives. In addition, the general tender offer could ultimately prove to be more costly than the odd-lot offer.

     We also considered employing a reverse stock split, cash out merger or similar transaction. Under these alternatives, shareholders who own fewer than an established number of shares would be "cashed out" and forced to sell their shares at a pre-determined price, subject to certain rights arising by law. The primary advantage of the reverse stock split, cash out merger or similar transaction is that if it is approved by a vote of the shareholders, the success of reducing the number of shareholders and deregistering is much more certain. However, the Board did not view this alternative as comparably attractive primarily since it would not be voluntary for participating shareholders. Also, a reverse stock split impacts all shareholders rather than just the target group. This would leave many shareholders holding fractional shares. Because an odd-lot tender offer avoids these disadvantages, we decided it would be the best initial strategy to reduce the number of shareholders. Also, this Offer permits us to attempt to achieve the purposes of the Offer discussed above. If, however, we are not successful in reducing the number of shareholders below 300, we may once again consider these and other alternatives.

     Following extensive discussions of these alternatives at the Board's March 9, 2004 and April 13, 2004 meetings, the Board considered a formal proposal and the terms of an odd-lot tender offer at its May 18, 2004 meeting. At that May 2004 meeting, the Board unanimously agreed (i) to engage in an odd-lot tender offer available to shareholders owning 99 shares or less as of May 18, 2004 at a price of $22.50 per share, (ii) that $22.50 per share was a fair value for the shares of common stock to be purchased by the Company in the proposed going private transaction and (iii) that the proposed transaction was fair to all shareholders.


Effects of the Tender Offer Generally

     If this Offer results in the number of our shareholders of record falling below 300, we will be eligible to deregister our common stock with the SEC, and we currently intend to do so. Once we terminate the registration of our common stock under the Exchange Act, we will no longer file current and periodic reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. We will also no longer be subject to the proxy requirements of the Exchange Act. In addition, following deregistration, our directors, executive officers and persons owning more than 10% of our outstanding shares will no longer be subject to the reporting and short-swing trading requirements of Section 16 of the Exchange Act. As a result, the amount of information provided to shareholders after deregistration may be less than the amount currently supplied. It will be more difficult for shareholders to obtain information about us. Due to our status as a unitary savings and loan holding company which owns a federal stock savings bank, we, however, continue to be extensively regulated under federal law. The Bank will also be subject to periodic reporting requirements and inspections from certain regulatory agencies including the Federal Deposit Insurance Commission ("FDIC") and the Office of Thrift Supervision ("OTS"). We also currently intend to provide our remaining shareholders with copies of our annual audited financial statements after we become a non-reporting company and post our quarterly results on our web site. This information will not be as detailed or extensive as the information we currently file with the SEC and deliver to shareholders and may not be accompanied by the Management's Discussion and Analysis in the same format. We will also continue to be subject to the antifraud rules and regulations of the SEC. This means that, among other things, officers and directors cannot trade in the common stock on the basis of material, nonpublic information.

     If we terminate our registration of the common stock with the SEC, we will no longer be eligible to have our stock quoted on the Nasdaq Small Cap Market. We anticipate that our common stock will thereafter be quoted on the Pink Sheets Electronic Quotation System, but we cannot guarantee whether or when this will occur. We also cannot guarantee that an active market will exist for the remaining shares of our common stock. As a result, the limited trading market for our common stock may make it more difficult for holders to dispose of their shares. However, the Company's common stock is currently not traded at all on many eligible trading days. As a result, the amount of liquidity lost from no longer trading on the Nasdaq Small Cap Market may not be as significant as it would be for other publicly traded institutions.

     Although the deregistration of our common stock will result in remaining shareholders not being afforded all of the benefits of a public company, we feel other positive results will occur. We anticipate that senior management will be less preoccupied with the burdensome reporting, proxy and audit requirements applicable to public entities. This will permit management to focus on long-term business prospects beneficial to shareholders and customers. Also, the Company will avoid increasing legal, audit and accounting expenses for services required by a reporting company. Further, we anticipate that deregistration of our common stock will permit the Company from foregoing hiring additional employees to comply with the Company's reporting obligations and, based upon its expenses for the most recently completed fiscal year, the Company estimates that deregistration should result in annual cost savings of approximately $55,000.

     Although we intend to deregister our common stock with the SEC if the number of record shareholders falls below 300 at the completion of this Offer, there is no guaranty that this will be the result of the Offer. If upon the expiration of the Offer an insufficient number of record shareholders have tendered their shares to reduce the number of shareholders to less than 300, we may extend the Offer to allow eligible shareholders additional time to participate. Also, whether or not we extend the Offer, if we continue to have 300 or more record shareholders, we may make an additional offer to purchase shares of our common stock held by shareholders that continue to own 99 or fewer shares. We may or may not also explore other alternatives to reduce the number of shareholders, including a reverse stock split or cash out merger and, if it remains in the best interests of the Company, to deregister with the SEC. Otherwise, we will continue to be a publicly traded company subject to the reporting requirements of the Exchange Act.

     We anticipate all shares of common stock purchased under this Offer will be retired. The record and beneficial shareholders who are eligible to participate in this Offer hold in the aggregate not more than 9,222 shares of the Company's common stock. This represents less than 1.1% of the total number of currently issued and outstanding shares. As a result, we do not anticipate any material impact on the relative stock ownership of the remaining shareholders.

     Also, if all eligible shareholders participate in this Offer, we expect to pay in the aggregate not more than $207,495 to purchase these shares. As a result, we do not believe the completion of this Offer will have any material affect on our financial condition or results of operations. Purchases of stock will be funded with our cash and other liquid assets. We do not anticipate borrowing any funds to purchase shares in connection with this Offer. Also, aside from ceasing to be an SEC reporting company (provided we are eligible to do so), we intend to continue to operate our business in primarily the same manner as currently conducted. Although we can not guaranty the continual payment of a dividend, we do not intend to change our current dividend policy or practice at this time. No changes in our executive officers or Board of Directors are anticipated to result from this Offer.

     Tendering shareholders will no longer have the opportunity to vote their shares or participate in the potential growth of the Company or dividends paid by the Company. Conversely, tendering shareholders will not face the risk of any decrease in the value of the Company's common stock.


Effects of the Tender Offer on Affiliates as Shareholders

     The Offer will impact both affiliated and non-affiliated shareholders of the Company. As used in this Offer to Purchase, the term "affiliated shareholder" means any shareholder who is a director or executive officer of the Company, and the term "unaffiliated shareholder" means any shareholder other than an affiliated shareholder. As none of the affiliates of the Company are eligible to participate in the Offer, the effects of the Offer on each of the affiliated shareholders will be the same. We expect that our executive officers and directors will continue to beneficially own approximately 99,898 shares as a group immediately after the Offer. For more information regarding the beneficial ownership of directors and executive officers of the Company, see "Information About the Company - Beneficial Ownership of Directors and Executive Officers" below.

     Other potential effects of the tender offer which are unique to the affiliated shareholders include the following:

     o Reduced reporting requirements for officers and directors. The directors and executive officers will no longer be subject to the reporting and short-swing profit provisions under the Exchange Act with respect to changes in their beneficial ownership of our common stock; and

     o Share Ownership. If the Offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of the Company held by executive officers and directors of the Company as a group will increase from 11.0% to 11.1%, resulting in greater voting power for affiliated shareholders and less for non-affiliated shareholders.

Generally, the tax impacts on affiliated shareholders will be similar to those shareholders who are not eligible to tender their shares. See "Special Factors -- Certain United States Federal Income Tax Consequences." Other impacts on affiliated shareholders will be similar to those on unaffiliated shareholders who do not participate in the tender offer. See "Special Factors -- Effects of the Tender Offer on Unaffiliated Shareholders.


Effects of the Tender Offer on Unaffiliated Shareholders

     The Offer will also effect unaffiliated shareholders of the Company. The effects of the Offer on unaffiliated shareholders will vary based on whether or not the unaffiliated shareholder is eligible to participate in the Offer and chooses to tender his or her shares pursuant to this Offer.


     Eligible and tendering unaffiliated shareholders will:

     o    receive $22.50 in cash, without interest, per share;

     o after completion of the offering, no longer have any equity interest in the Company and therefore will not participate in its future potential earnings or growth, if any, or bear the risk of any possible future depreciation in value of that equity interest;

     o be required to pay federal and, if applicable, state and local income taxes on the cash received in the Offer; and

     o be able to sell their shares directly to the Company without paying brokerage commissions; however, transaction costs may be applicable if the shares are tendered through a broker, bank or other institution.

     Potential effects on unaffiliated shareholders who remain as shareholders after the Offer include the following:

     o Decreased Access to Information. If the Offer results in reducing the number of shareholders by the required amount, we intend to terminate the registration of our common stock under the Exchange Act. As a result, the Company will no longer be subject to the periodic reporting requirements and proxy rules of the Exchange Act. Similarly, executive officers, directors and other affiliates will no longer be subject to many of the reporting requirements and restrictions of the Exchange Act, including the reporting and short-swing profit provisions of Section 16.

     o Decreased Liquidity. The liquidity of the shares of common stock held by unaffiliated shareholders may be further reduced by the termination of the registration of the common stock under the Exchange Act and the delisting of the common stock from the Nasdaq Small Cap Market. Future trading in our common stock after the Offer, if successful in de-registering our common stock with the SEC, may occur in the "pink sheets" or in privately negotiated sales.

     o Reduced book value per share. If this Offer is fully subscribed, the book value per share of common stock as of December 31, 2003, will be reduced from $18.64 per share on a historical basis to approximately $18.56 per share on a pro forma basis, which represents a .4% change in the book value per share of our common stock as a result of the Offer.

     o Effect On Earnings (Basic). If this Offer is fully subscribed, net income (including non-recurring income and expenses) for the three months ended March 31, 2004 would decrease from $263,000 ($0.30 per share) on a historical basis to approximately $227,000 ($0.26 per share) on a pro forma basis.

     o Share Ownership. If the Offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of the Company held by executive officers and directors of the Company as a group will increase from 11.0% to 11.1%, resulting in greater voting power for affiliated shareholders and less for non-affiliated shareholders.


Certain United States Federal Income Tax Consequences

     The following summary is a general discussion, based on current law, of certain of the expected federal income tax consequences applicable to shareholders who receive cash in exchange for their shares pursuant to this Offer. This summary discusses only certain tax consequences to United States persons (i.e., citizens or residents of the United States, domestic corporations, domestic partnerships, and trusts or estates that are subject to federal income tax regardless of the source of their income) who hold shares as capital assets. It does not discuss the tax consequences that may be applicable to shareholders who own or will own, or who are related (or considered to be related for tax purposes), to any person who owns or will own, 50% or more of the capital stock or voting power of the Company. In addition, it does not discuss the tax consequences that might be relevant to shareholders entitled to special treatment under the federal income tax law (such as individual retirement accounts and other tax deferred accounts, life insurance companies, financial institutions, broker dealers, tax exempt organizations, traders in securities that elect to mark to market, persons that hold shares as part of a straddle or conversion transaction, persons who are not citizens or residents of the United States and shareholders who acquired their shares of the Company through the exercise of an employee stock option or otherwise as compensation). All shareholders should consult with their own tax advisors as to the particular tax consequences of this offer, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws.

     Neither the Company nor any non-tendering shareholder is expected to incur any United States federal income tax liability as a direct result of the completion of this Offer.

     If you tender your shares in this Offer, for United States Federal income tax purpose, you will recognize gain or loss, if any, equal to the excess of the cash received over your adjusted tax basis of your shares exchanged therefor. Any such recognized gain will be treated as capital gain unless, the receipt of the cash is deemed to have the effect of a dividend, in which case such gain will be treated as ordinary income or qualified dividend income (as discussed below) to the extent of your ratable share of the Company's accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the exchange, your holding period for such shares is greater than one year.

     If your percent of ownership in the Company after this Offer is less than 80% of your percent of ownership in Company prior to this Offer (both percentages being determined by including direct ownership plus indirect ownership from related shareholders as determined under Section 318 of the
Code), you will recognize capital gain. If your percent of ownership in the Company does not decrease by more than 20% as a result of this Offer, you may have your gain taxed as ordinary income or qualified dividend income (as discussed below). Alternatively, if all of the shares owned by you (both directly and indirectly under Section 318 of the Code unless indirect attribution of ownership is waived by you pursuant to Section 302 of the Code) are purchased by the Company pursuant to this Offer, you will recognize capital gain. Alternatively, you will recognize capital gain rather than dividend income with respect to the cash received if the purchase of your shares by the Company is "not essentially equivalent to a dividend" as determined under Section 302 the Code.

     Any gain recognized by you that is classified as a dividend under the Code will be treated as either ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to an individual shareholder at the long-term capital gains rate, provided that the shareholder held the shares giving rise to such income for more than 60 days during the 120 day period beginning 60 days before the closing date. Gain treated as ordinary income will be taxed at ordinary income rates. You are urged to consult your tax advisor to determine whether a dividend, if any, would be treated as qualified dividend income.

     Please also review the discussion entitled "Terms of The Offer - Procedure for Tendering Shares - Backup U.S. Federal Income Tax Withholding."

     THE FOREGOING DISCUSSION IS BASED ON EXISTING UNITED STATES FEDERAL INCOME TAX LAWS WHICH ARE SUBJECT TO CHANGE, AND ANY CHANGE MAY HAVE A RETROACTIVE EFFECT. THE FOREGOING DISCUSSION IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE LEGAL, ACCOUNTING, OR OTHER PROFESSIONAL ADVICE OR A GUARANTEE OF TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER. EACH SHAREHOLDER IS EXPECTED AND ENCOURAGED TO CONSULT THE SHAREHOLDER'S OWN QUALIFIED TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES (FEDERAL, STATE, LOCAL, AND FOREIGN) TO THE SHAREHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.


Determination of Fairness of Offer by our Board of Directors

For reasons discussed below, the Board of Directors believes that this Offer is fair to affiliated and unaffiliated shareholders of the Company, whether or not such shareholders are eligible to participate in this odd-lot Offer. This belief is based on the Board of Directors' knowledge of the Company's business as well as other factors. Specifically, the Board of Directors believes that this Offer is fair to eligible shareholders for the following reasons:

     o This Offer is voluntary. Eligible shareholders are not required to tender their shares.

     o The Offer purchase price is at a premium to current trading prices. We are offering to pay $22.50 for each share of common stock tendered under this Offer, which represents a premium over current market prices and is $.05 greater than the Company's historical high of $22.45.

     o The Offer purchase price is $5.25 higher than the last privately negotiated share repurchase by the Company which occurred in October 2002.

     o Eligible shareholders who directly tender their shares to the Company may avoid brokerage commissions that they would otherwise be incurred if the shares were sold in an open market transaction.

     o This Offer provides eligible shareholders an opportunity to sell their shares at a premium in a market which has not evidenced great liquidity. However, these benefits must be weighed against the fact that tendering shareholders will no longer benefit from future earnings and growth in the Company or our common stock.

     Our Board of Directors also believes that the Offer is fair to shareholders who are not eligible to participate or who otherwise decide not to tender. This belief is based on the Board's consideration of the following material factors:

     o If we are able to terminate the registration of our common stock under the Exchange Act, we believe that the cost savings will benefit those shareholders who did not participate in the Offer. These cost savings include known and unknown expenses which will be incurred by public companies under the Sarbanes-Oxley Act. Also, management will be able to better focus its resources on operating the Company's business. These cost savings and increase in focus should enhance our ability to increase the Company's profitability. Even if the Company continues to have more than 300 shareholders after the completion of this Offer, we will eliminate certain administrative expenses related to the small shareholders who tendered their shares pursuant to this Offer.

     o If we succeed in deregistering our common stock with the SEC, we will no longer be subject to the SEC reporting or proxy disclosure requirements. However, we intend to continue to provide annual audited financial information to our shareholders and post our quarterly results on our web site. We will also be subject to the regulatory and supervisory authority of other governmental agencies applicable to savings and loan holding companies and federal savings banks, including the OTS and the FDIC.

     o If our common stock is no longer subject to the Exchange Act reporting requirements, we will no longer be eligible to have our stock quoted on the Nasdaq Small Cap Market. This could adversely effect the liquidity, trading volume and marketability of our common stock even further than currently existing. However, we do not anticipate this change to have a significant impact on the remaining shareholders. There has not been a very active trading market for the shares of common stock in the past 12 months on the Nasdaq Small Cap Market. Also, although we cannot guarantee how and when it will occur, we anticipate that the Company stock will trade on the Pink Sheets Electronic Quotation System.

     In determining a fair and equitable price for the Offer, the Board considered a number of factors, including but not limited to historical stock prices for the Company, peer group evaluations and trading volume activity. Additionally, in determining the $22.50 per share price to be paid for tendered shares in the Offer, the Board considered the premium it represented over the current market price and took into account the Company's financial performance to date and estimates for 2004. In examining the premium, the Board also considered the current stock prices of peer group members relative to their financial performance. After careful consideration of these factors, the Board concluded that $22.50 was not only a fair price to shareholders being paid cash for tendered shares, but also to shareholders remaining after the going private transaction after taking into account the pro forma analysis which examines the effect of the Offer on the Company.

     As of March 31, 2004, the book value per share of our common stock was $18.98. The per share cash price of $22.50 payable in this Offer represents 119% of the book value per share of our common stock on March 31, 2004. However, due to the voluntary nature of the transaction, the Board did not consider the book value per share to be as relevant as the market price. Also, because this going private transaction is an odd lot offer and does not involve a merger, the sale of the stock of the Company or the sale of all or substantially all of the assets of the Company, the going concern and liquidation values of our common stock were not considered in determining the Offer price because the Board did not deem them material to this Offer or the alternatives considered to this transaction.

     The above discussion is not intended to be exhaustive. It is intended to include some of the material factors upon which we based our determination that the Offer is fair to all shareholders. In reaching this determination that the Offer is fair to all shareholders, our Board of Directors considered all factors as a whole. Individual directors may have given different weight to different factors. However, none of the factors that our Board of Directors considered led the Board to believe that the Offer is unfair to shareholders.

     This Offer was approved by the unanimous vote of our Board of Directors, including all of the directors who are not Company or Bank employees, at its meeting on May 18, 2004. Given the consensus of our Board of Directors that the Offer is fair to shareholders who are eligible and not eligible to participate in the Offer based on the factors discussed above, the Board did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the Offer. The Board also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to this Offer. The Board determined that the engagement of an unaffiliated shareholder representative on behalf of unaffiliated shareholders was not necessary, practical or advisable because of the very small size of this Offer, the voluntary nature of the offer, and the premium of the purchase price offered over the market price on the record date, which will actually be less costly to tendering shareholders than ordinary open market sales because of the absence of brokerage commissions.

     Our Board of Directors also believes that the Offer is procedurally fair since it is voluntary by tendering shareholders. As a result, eligible shareholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of the Company.

     No vote of shareholders related to this Offer is required under Indiana law, and the Board of Directors did not deem a vote of shareholders necessary given the voluntary nature of the transaction and because all shareholders, including those ineligible to participate in the Offer, have the opportunity to sell their shares before or after completion of the Offer.

     Despite the lack of these procedural safeguards, the Board and each of its directors believe that the Offer is procedurally fair because its voluntary nature allows eligible shareholders to decide individually whether or not to tender their shares. As a result, those shareholders who wish to sell their stock based on their personal financial position, personal risk tolerance or personal view of the Company may do so. Conversely, those whose personal financial situation, personal risk tolerance and personal view of the Company cause them to wish to retain their stock may do so.

     Because this Offer will not result in a material impact to book value or earnings per share, the Board also did not appoint a representative for non-eligible shareholders. In addition, because the affiliated shareholders will be financially affected in a manner substantially similar to non-affiliated shareholders not participating in this Offer, the Board determined that a representative of non-affiliated shareholders was not warranted.

     NEITHER WE NOR OUR BOARD OF DIRECTORS IS MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THIS OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT YOU WISH TO TENDER YOUR SHARES.


Determination of Fairness of Offer by Affiliates

     David G. Wihebrink, James P. Bauer, Charles J. Evans, Brian J. Morrill, Susanne S. Ridlen, Ph.D., William Tincher, Jr., Dr. Todd S. Weinstein, Allen Schieber and Dottye Robeson are considered "affiliates" of the Company due to their positions in senior management and/or on the Board of Directors of the Company. The affiliates who are not Board members reviewed the same information regarding the Offer that the Board reviewed and considered the same factors as the Board of Directors. Each of these affiliates adopts the analysis of the Board of Directors which is discussed in this Offer to Purchase and has separately determined that the Offer is fair to affiliated and unaffiliated shareholders.


Entitlement to Regular Quarterly Dividend Declared May 18, 2004

     Shareholders who tender their shares in the Offer will still receive the regular $0.14 per share dividend declared by our Board of Directors on May 18, 2004 provided they are shareholders of record on June 21, 2004. This dividend will be paid on July 12, 2004, which is after the date this Offer is scheduled to close. However, if you tender your shares in connection with this Offer, you will not have any rights to receive dividends that may be declared after this Offer is completed if your shares are purchased by the Company.


Possibility of Second Transaction to Reduce the Number of Shareholders

     If this Offer does not result in the Company having fewer than 300 shareholders of record, the Company, in its discretion, may consummate a second step transaction in which certain shares of common stock not purchased in this Offer would be exchanged for cash. The purpose of this second step would be to reduce the number of our shareholders below 300 so that we would be eligible to deregister our common stock with the SEC. Such a second step transaction may be subject to shareholder approval if it is to be conducted on an involuntary basis. In the event an involuntary second step transaction takes place, shareholders may or may not have dissenters' rights with respect to that transaction.



                               TERMS OF THE OFFER

General

     We are offering to purchase all shares of our common stock held by shareholders who own 99 or fewer shares of our common stock as of the close of business on May 18, 2004, the record date. Properly tendered shares by these odd-lot shareholders will be purchased at $22.50 per share. The purchase price for the offer was determined by the Board of Directors based, in part, upon the common stock's current market price and its historical high. A proper tender will include delivery of a properly executed Letter of Transmittal to the Depositary at the address provided on the Letter of Transmittal. Payment for properly tendered shares will be made promptly upon the expiration of the Offer.

     You may tender your shares only if you are the owner of record of 99 or fewer shares of our common stock on the record date. You are also eligible to participate in this Offer if you are the beneficial owner of the 99 or fewer shares held in "street name" on the record date. These shares will often be held in a brokerage account maintained by you.

     Participation in this Offer is entirely voluntary. You may choose to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and receive dividends to the extent dividends are declared by our Board of Directors. However, if you are a holder of 99 or fewer shares and you elect to accept this Offer, you must tender all of your shares. This Offer is also subject to the conditions discussed below. Only shares properly tendered and not properly withdrawn will be purchased.

Conditions of the Offer

     This Offer is not conditioned on the receipt of tenders for any minimum number of shares. We will not accept any alternative, conditional or contingent tenders. Also, any tender of shares by any eligible shareholder must be for all of your shares. If we fail at any time to exercise any of the foregoing rights, that failure to exercise shall not constitute a waiver of those rights.


Expiration and Extension of the Offer; Amendment

     The expiration date of this Offer is Tuesday, June 29, 2004, unless we elect to extend the Offer to a later date or terminate it earlier at our discretion. Your Offer documents must be received by the Depositary no later than 5:00 p.m. Eastern Daylight Saving Time on the expiration date, or at any date thereafter to which the Offer is extended by us.

     We reserve the right, in our sole discretion, to extend the period of time during which the Offer is open and thereby delay acceptance of, and payment for, the shares tendered. Promptly following the expiration date, we will accept and pay for, and thereby purchase, shares promptly tendered and not properly withdrawn.

     We also reserve the right, in our sole discretion, to terminate the Offer subject to applicable law.

     In addition, subject to compliance with applicable law, we further reserve the right to amend the Offer in any respect in our sole discretion. Amendments to the Offer may be made at any time and from time to time effected by public announcement. In the case of an extension, we intend to make such an announcement no later than 9:00 a.m. Eastern Daylight Saving Time on the next business day after the last previously scheduled or announced expiration date. "Business Day" means any day other than a Saturday, Sunday or United States federal holiday.

     We intend to make any public announcement changing or extending the Offer promptly to shareholders in a manner reasonably designed to inform you of the change. Except as otherwise required by applicable law, we have no obligation to publish, advertise or otherwise communicate this public announcement other than by issuing a press release.


Procedure for Tendering Shares

     Record Holders. If you are an eligible shareholder for this Offer, and you wish to tender those shares for which you are the shareholder of record, you should complete and sign the Letter of Transmittal (the blue document) according to its instructions as provided in this package. You should mail the Letter of Transmittal or deliver it, together with the certificates for your shares, any required signature guarantee and other required documents, in the enclosed envelope to the Depositary at 10 Commerce Drive, Cranford, NJ 07016-3572 on or prior to 5:00 p.m. Eastern Daylight Saving Time on June 29, 2004.

     We will not require signature guarantees as long as the Letter of Transmittal is signed by the record holder of the tendered shares. For purposes of this section, the record holder of the shares includes any participant in the Depository Trust Company ("DTC"), which is a securities depositary, whose name appears on the security position listing as the owner(s) of the shares. However, the signature guarantee is required if the record holder has completed either the box captioned "Special Mailing Instructions" or the box captioned "Special Payment Instructions" on the Letter of Transmittal. No signature guarantee is required for shares tendered for the account of a registered national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union, that is a member of an approved signature guarantee medallion program (an "Eligible Institution"). Otherwise, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution in accordance with the instructions in the Letter of Transmittal.

     If a stock certificate is registered in the name of a person other than the person executing the Letter of Transmittal, or payment is to be made to a person other than the record shareholder, then the certificate must be endorsed on its reverse side or must be accompanied by an appropriate stock power with the signature guaranteed by an eligible guarantor institution. All certificates endorsed on the reverse side or stock powers must be signed exactly as the name of the record shareholder appears on the stock certificate.

     Beneficial Holders. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. You may also contact the Depositary at (800) 368-5948 (toll free) or email to info@rtco.com for further information. If your shares are held by a broker, dealer, bank or other institution, you should consult with them to determine whether they will impose transaction costs with respect to the tender of your shares.

     Guaranteed Delivery. If you cannot deliver your stock certificates or other required documents to the Depositary before the expiration date of the Offer, you may tender your shares by using the guaranteed delivery procedure. To tender your shares by this method, you must complete and sign the Notice of Guaranteed Delivery in the form we have provided with this document (the yellow document). This Notice of Guaranteed Delivery must be delivered to the Depositary before the expiration date of the Offer. The Notice of Guaranteed Delivery must be guaranteed by an Eligible Institution. Your endorsed stock certificates along with a properly completed signed Letter of Transmittal (or an agent's message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three (3) business day of the expiration of the Offer in order for your tender to be effective.

     Method of Delivery. The method of delivery of all documents, including stock certificates, the Letter of Transmittal and other required documents, is at the discretion and risk of the tendering shareholder. You should allow adequate time for the delivery of the documents. If you would like to deliver the documents by mail, we recommend that you use registered mail and request a return receipt.

     The Depositary will set up a separate account at DTC for purposes of this Offer. DTC participants may make delivery of tendered shares by causing DTC to transfer the shares into the Depositary's account. Even if delivery of the shares is made through a book-entry transfer in this manner, the Depositary must receive either (a) a properly completed and executed Letter of Transmittal or manually executed facsimile of the Letter of Transmittal, including any required signature guarantees or (b) an "agent's message," as described below, in the case of the DTC transfer. In addition, all other documents required by the Letter of Transmittal must be delivered prior to the expiration date. If the owner or the DTC participant cannot deliver the Letter of Transmittal, an agent's message and/or the other documents required by the Letter of Transmittal, the guaranteed delivery procedure described above must be followed. The term "agent's message" means a message transmitted by DTC to the Depositary which states that DTC has received an express acknowledgment from a DTC participant tendering the shares and that such participant has received the Letter of Transmittal and agrees to be bound by its terms and that we may enforce that agreement against the participant.

     Backup U.S. Federal Income Tax Withholding. To prevent federal income tax backup withholding equal to 28% of the gross payments made to shareholder for shares purchased under this Offer, each shareholder who has not otherwise established an exemption from such withholding must provide the Depositary with the shareholder's correct taxpayer identification number. You should provide this information by completing the substitute Form W-9 included in the Letter of Transmittal. If you are tendering through your broker, bank or other nominee holder, there is a separate copy of the substitute Form W-9 included for this purpose. Certain shareholders (including, among others, all corporations and certain foreign shareholders) are not subject to these backup withholding rules. Please consult with your own tax advisor regarding your qualification from exemption from backup withholding and the procedure for obtaining any applicable exemption.

Lost or Destroyed Certificates

     If your certificate for part or all of your shares of common stock has been lost, stolen, misplaced or destroyed, you should contact the Depositary at the address and phone number listed at the end of this Offer to Purchase for instructions on submitting a lost share affidavit. This lost share affidavit will be required to be submitted, together with the Letter of Transmittal, in order to receive payment for shares of common stock tendered and accepted. You will be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated.


Termination of Validity; Rejection of Shares

     We reserve the exclusive right to determine all questions as to the validity, form, eligibility (including time and receipt), and acceptance for payment of any tender of shares in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular stock or any particular shareholder. Our interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will have been deemed to have been properly made until all the defects or irregularities have been cured by the tendering shareholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine in our sole discretion. Neither the Company, nor the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.


Return of Unpurchased Shares

     If any tendered shares are not purchased by us or are properly withdrawn by you, stock certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by a book-entry in our DTC account, the shares will be credited to the appropriate account maintained by the tendering shareholder. In each case, shares will be returned or credited without expense to the tendering shareholder.


Withdrawal Rights

     You may withdraw shares you have tendered at any time before the expiration date or any extension thereof. Shares may also be withdrawn if we have not accepted the shares for payment within nineteen (19) business days following the expiration of the Offer or any extension thereof.

     In order to effectively withdraw your tender, you will need to provide the Depositary with an original written or facsimile (confirmed by telephone) notice of withdrawal. Your notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn, and the name of the registered shareholder of the shares withdrawn. If the certificates for the shares to be withdrawn have been delivered to the Company (either physically or by deposit in its DTC account) then you must also include the serial numbers for the certificates in your notice of withdrawal, and your signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

     All questions about the form and validity (including the time and receipt) of any Notice of Withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Neither we nor any one else has any duty to give notification of any defects or irregularities on any notice of withdrawal or shall be liable for failure to give any such notification.

     You may not rescind any withdrawal. Any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of this Offer, unless you properly re-tender the withdrawn shares before the expiration date of this Offer.


Purchase and Payment

Promptly following the expiration date of this Offer, we will accept your shares for payment and pay for, and thereby purchase, shares properly tendered and not withdrawn prior to the expiration date. When we accept your shares for payment, you will have entered into a binding agreement regarding the sale and purchase of your shares on the terms and conditions described in this Offer to Purchase. Under the terms of the Letter of Transmittal, you will have waived any right to be notified of our acceptance of your tender. We will pay for the shares purchased by sending payment to the tendering shareholders. We will not pay interest on the purchase price to be paid under any circumstances regardless of any delay in making the payment.


Brokerage Commission

     If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether any transaction costs are applicable to your transaction.


No Dissenters' Rights

     Whether or not you tender your shares, dissenters' rights are not available in connection with this Offer.


Absent of Shareholder Vote

     This Offer is not subject to a shareholder vote.


Source and Amount of Funds

     We estimate that approximately 99 of our 320 shareholders of record plus approximately 55 beneficial shareholders are eligible to participate in this Offer. These eligible shareholders own not more than 9,222 issued and outstanding shares of our common stock. Assuming all of these shareholders elect to participate in the Offer, and the shares are properly tendered at the Offer price of $22.50 per share, the total cost to us for purchasing these shares will be not more than $207,495. This amount does not include our expenses associated with this Offer, which are estimated to be $39,000, as discussed below under "Fees and Expenses."

     We anticipate that we will pay for all validly tendered shares, as well as of the costs and expenses of this Offer, with cash on hand and, if necessary, through dividends from the Bank.


Fees and Expenses

     We will pay all fees and expenses associated with this Offer. We estimate that our total expenses associated with this Offer will be $39,000, consisting of the following:

        Information Agent and Depositary Fee      $ 5,500
        Legal fees .........................      $25,000
        Printing and mailing costs .........      $ 3,500
        SEC filing and Edgar fees ..........      $ 2,500
        Miscellaneous ......................      $ 2,500
                                                  -------
        Total Estimated Expenses ...........      $39,000
                                                  =======

     Our directors, officers and employees may also solicit tenders pursuant to this Offer in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations.

     The Information Agent and Depositary will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has also agreed to indemnify the Depositary and the Information Agent against certain liabilities in connection with this Offer. We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of shares pursuant to this Offer.

     We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to this Offer to their customers.

     In the event any eligible shareholder has lost its stock certificate(s), we will pay the fee charged by the Depositary for lost certificates, provided that the shareholder executes the requisite affidavit and indemnity instruments. Shareholders will be responsible for the fees of the surety company.


                          INFORMATION ABOUT THE COMPANY

Market Price and Dividend Information

     Our common stock is traded on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") Small Cap Market under the symbol "LOGN." The following table reflects the high and low sales price for our common stock for each quarter during the last two years.

                                        Stock Price
                                       High     Low
                                      ------   ------
         2004
           First Quarter ...........  $22.00   $20.25

         2003
           First Quarter ...........  $18.00   $15.78
           Second Quarter ..........  $18.52   $17.00
           Third Quarter ...........  $20.50   $17.53
           Fourth Quarter ..........  $22.45   $18.85

         2002
           Second Quarter ..........  $18.15   $17.01
           Third Quarter ...........  $17.85   $16.90
           Fourth Quarter ..........  $17.13   $14.40


     On May 18, 2004, the record date for this Offer, the closing price for our common stock was approximately $19.89. The Company has a total of 876,193 shares issued and outstanding at the time of this Offer.

     The following table reflects the dividend payment frequency of the Company for the last two years.

                                     Regular
                                   Dividends(1)
                                   ------------
         2004
           First Quarter ...........  $0.14

         2003
           First Quarter ...........  $0.14
           Second Quarter ..........  $0.14
           Third Quarter ...........  $0.14
           Fourth Quarter ..........  $0.14

         2002
           Second Quarter ..........  $0.13
           Third Quarter ...........  $0.13
           Fourth Quarter ..........  $0.14

----------------
(1) Information current as of May 18, 2004, the record date of this Offer.


     The Company has established a policy of paying regular periodic cash dividends, and the Board of Directors intends to continue this policy, subject to the Company's operating results, financial condition, capital, income tax considerations, regulatory restrictions, and other relevant factors.

     Since   the   Company   has   no   independent    operations   other   than
investment-related activities or other subsidiaries to generate income, its ability to accumulate earnings for the payment of cash dividends to its shareholders will be directly dependent upon the ability of the Bank to pay dividends to the Company.

     Under OTS regulations, a converted savings institution may not declare or pay a cash dividend if the effect would be to reduce its net worth below the amount required for the liquidation account created at the time it converted. In addition, under OTS regulations, the extent to which a savings institution may make a "capital distribution," is subject to certain limitations discussed below. Prior notice of any dividend to be paid by the Bank to the Company will have to be given to the OTS.

     The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Corporation. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. The Bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect of such transaction(s) would reduce its net worth to an amount which is less than the minimum amount required by applicable federal regulations. Also, an insured depository institution, such as the Bank, is prohibited from making capital distributions, including the payment of dividends, if after making such distributions the institution would become "undercapitalized" (as such term is defined in the applicable law and regulations).


Management Information

     Set forth below is a list of our directors and executive officers, together with their ages and principal occupations. Unless otherwise indicated, all persons have held the positions described as their principal occupation for at least five (5) years.

     James P. Bauer (age 58) is the Vice President of Finance and Treasurer of Material Processing, Inc., a holding company for Small Parts, Inc., ABC Metals, Inc. and H.T.I. (Logansport, Indiana). He serves on the Board of Directors of the Logansport Economic Development Foundation, Inc. and the Logansport/Cass County Industrial Park.

     Charles J. Evans (age 57) has served as Senior Vice President of Logansport Savings Bank, FSB since January 2000. Prior to that he served as Vice President and Senior Loan Officer of Logansport Savings Bank, FSB since 1980.

     Brian J. Morrill (age 46) is the founder and President of Cass County Title Company, Inc. The firm provides title insurance policies and real estate searches for lenders, realtors, attorneys, and the general public. Prior to founding Cass County Title Company, Morrill served for ten years as the Executive Director of the Cass County Family YMCA in Logansport, Indiana. Morrill has served on several community boards and in 2000 served as Chairman of the Logansport/Cass County Chamber of Commerce.

     Susanne S. Ridlen, Ph.D. (age 63) is a faculty member and Director of the Project Success Program for under-prepared students at Indiana University Kokomo. Dr. Ridlen has taught at IUK since 1969. She also serves on the Lilly Scholarship Committee for the Cass County Community Foundation. In addition, she serves on the Board of Directors for the President Benjamin Harrison Foundation, Inc. of Indianapolis, Indiana.

     William Tincher, Jr. (age 64) has served as Plant Manager for the Modine Manufacturing Company ("Modine") since 1977. Modine is located in Logansport, Indiana, and manufactures automotive cooling systems.

     Dr. Todd S. Weinstein (age 42) is a member of the surgical staff at Logansport Memorial Hospital and has been a member of Logansport Surgical Associates since 1991. He serves on the Board of Trustees of Logansport Memorial Hospital and the Board of Directors of the Cass County Family YMCA.

     David G. Wihebrink (age 56) has served as President of Logansport Financial Corp. and Logansport Savings Bank since April 2000. Prior to that, he had served as Vice President and Chief Financial Officer of TM Morris Manufacturing Co., Inc. since 1988. Prior to his employment with Morris, Mr. Wihebrink was a member of the accounting firm Smith, Thompson & Wihebrink (Logansport) for 15 years. Mr. Wihebrink also currently serves as a member of the Board of Directors of the Neal Home retirement home in Logansport, Indiana; as a member of the Board of Directors of the North Central Indiana Workforce Investment Board and as a member of the Board of Directors of the Logansport/Cass County Chamber of Commerce.

     Dottye Robeson (age 53) has served as Chief Financial Officer of the Bank since 1994 and as Secretary /Treasurer of the Company since its organization. She has been a certified accountant since 1987.

     Allen D. Schieber (age 55) has served as Senior Vice President of the Bank since January 2000. From October 1998 until January 2000, he served as Vice President -Commercial Lending.

     Each of the above persons is a citizen of the United States. None of the above individuals has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). In addition, none of the above individuals has been a party to any judgment or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


Beneficial Ownership of Directors and Executive Officers

     The following table sets forth certain information regarding the shares of the Company's common stock owned by each member of the Boards of Director of the Company and the Bank, certain executive officers of the Company and the Bank, the directors and executive officers of the Company and the Bank as a group and holders of more than five percent (5%) of the Company's common stock. This information is presented as of May 18, 2004, the record date.

                                           Amount and Nature of      Percentage
Name and Address of Beneficial Owner     Beneficial Ownership (1)   of Class (2)
------------------------------------     ------------------------   ------------
James P. Bauer
Small Parts, Inc.
600 Humphrey Street
Logansport, IN 46947                             2,258                   .3%

Charles J. Evans
723 East Broadway
Logansport, IN 46947                            33,449 (3)              3.7%

Brian J. Morrill
Cass County Title Co., Inc.
211 S. Third Street
Logansport, IN 46947                             2,058 (4)               .2%

Susanne S. Ridlen, Ph.D.
Indiana University at Kokomo
P.O. Box 9003
Kokomo, IN 46904                                11,014 (5)              1.3%

William Tincher, Jr.
Modine Manufacturing Co.
600 Water Street
Logansport, IN 46947                            22,938 (6)              2.6%

Dr. Todd S. Weinstein
820 Fulton Street
Logansport, IN 46947                             2,058 (7)               .2%

David G. Wihebrink
723 East Broadway
Logansport, IN 46947                            13,228 (8)              1.5%

Allen D. Schieber
723 East Broadway
Logansport, IN 46947                             3,300 (9)               .4%

Dottye Robeson
723 East Broadway
Logansport, IN 46947                            9,595  (10)             1.1%

--------------------------------------------------------------------------------
Directors and Executive Officers as
a Group (9 Persons)                             99,898 (11)           11.01%
--------------------------------------------------------------------------------

Bay Bond Partners, L.P. (12) (13)
Wellington Management Company, LLP
Wellington Hedge Management LLC
Wellington Hedge Management, Inc.
75 State Street
Boston, MA 02109                                84,000                  9.6%

Raffles Associates, L.P. (12)
450 Seventh Avenue, Suite 509
New York, NY  10123                             54,300                  6.2%

Thomas G. Williams
4 Golfview Drive
Logansport, IN 46947                            48,725 (14)             5.4%
--------------------
Footnotes on folowing page.

(1) Based upon information furnished by the respective directors or director nominees. Under applicable regulations, shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic power with respect to the shares. Includes shares beneficially owned by members of the immediate families of the directors or director nominees residing in their homes.
(2) Percentage of class is calculated by dividing the number of shares deemed beneficially owned by the person(s) by an amount equal to the sum of (i) 876,193 which is the number of shares of common stock outstanding at the record date and (ii) the number of shares of common stock subject to stock options held under the Logansport Financial Corp. 1996 Stock Option Plan and the Logansport Financial Corp. 1999 Stock Option Plan (collectively, the "Option Plans") by the person or persons owning the shares.
(3) Includes 12,725 shares held jointly by Mr. Evans and his spouse and 20,045 shares subject to a stock option granted under the Option Plans.
(4)  Consists of 2,058 shares held jointly by Mr. Morrill and his spouse.
(5) Includes 5,145 shares held jointly by Ms. Ridlen and her spouse and 5,869 shares subject to a stock option granted under the Option Plans.
(6) Of these shares 18,296 are held jointly by Mr. Tincher with his spouse and children and 4,296 shares are subject to a stock option granted under the Option Plans.
(7)  Of these shares, 1,529 are held jointly by Dr. Weinstein and his spouse.
(8) Of these shares 2,993 are held by Mr. Wihebrink as custodian for his minor children.
(9) Of these shares, 2,500 are held jointly by Mr. Schieber and his spouse and 500 shares are subject to a stock option granted under the Option Plans.
(10) Of these shares, 2,000 are held jointly by Ms. Robeson and her spouse and 595 shares are subject to a stock option granted under the Option Plans.
(11) The total of such shares includes 31,305 shares subject to stock options granted under the Option Plans.
(12) The information in this chart is based on Schedule 13D and 13G Reports filed by the above-listed persons with the Securities and Exchange Commission (the "SEC") containing information concerning shares held by them, and information provided to the Company after such filing was made. It does not reflect any changes in those shareholdings which may have occurred since the date of such information provided to the Company.
(13) In Schedules 13G and 13D filed with the SEC, the entities listed above indicate they may be the beneficial owners of the foregoing shares and that 70,300 shares (over 8% of the Company's outstanding shares) may be deemed to be beneficially owned by the Bay Pond Partners, L.P. ("Bay Pond"), a Delaware limited partnership. Any shares not beneficially owned by Bay Pond may be held by other clients of Wellington Management Company, LLP ("WMC"), a Massachusetts limited partnership and a registered investment adviser. WMC's clients share with WMC investment and voting power with respect to the shares held by those clients. Bay Pond also shares dispositive power with respect to certain shares with Wellington Hedge Management LLC ("WHM"), a Massachusetts limited liability company, which is the sole general partner of Bay Pond, and with Wellington Hedge Management, Inc., a Massachusetts corporation, which is the managing member of WHM.
(14) Includes 19,345 shares subject to a stock option granted under the Option Plans.


Certain Indebtedness and Transactions of Management

     The Bank has followed a policy of offering to its directors, officers and employees real estate mortgage loans secured by their principal residence and other loans. As permitted by law, these loans are made at an interest rate that is 25 basis points below the rate generally available to the public or at the rate published by the FHLB for sale to the secondary market plus 25 basis points, whichever is lower. These loans are offered with substantially the same collateral and underwriting criteria as those of comparable transactions prevailing at the time and do not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors and executive officers and their related interests totaled approximately $1,500,000 or 9.17% of shareholders' equity on a consolidated basis at December 31, 2003.

     Prior to commencement of the Offer, neither the Company nor any executive officer, director, affiliate or subsidiary of the Company or any subsidiary, or any of the Company's pension, profit sharing or similar plan, has engaged in any transaction in the Company's common stock during the past sixty days.

Summary Consolidated Financial Information

     The following tables set forth certain summary historical consolidated financial information for the Company and its subsidiaries for the 12 months ended December 31, 2002 and 2003 and the three months ended March 31, 2003 and 2004. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of, and for, the 12 months ended December 31, 2001, 2002 and 2003, which are incorporated herein by reference to our annual report on Form 10-K for the year ended December 31, 2003 and our unaudited consolidated financial information as of, and for the three months ended March 31, 2003 and 2004, which is incorporated herein by reference to our quarterly report on Form 10-Q for the three months ended March 31, 2004. We do not anticipate that the cost of this Offer will have a material effect on the summary financial information presented below.



                                         Summary of Financial Information

                                                                     March 31,    December 31,   December 31,
                                                                        2004          2003          2002
                                                                      ------------------------------------
                                                                             (Dollars in thousands)
Assets
Total cash and cash equivalents ................................      $ 13,581      $ 14,403      $ 13,517
Total investment securities & mortgaged backed
         securities designated as available for sale - at market        29,739        32,549        19,069
Loans receivable - net .........................................       103,079       102,353       110,386
Office premises and equipment - at depreciated cost ............         1,677         1,694         1,767
Other assets ...................................................         5,792         5,825         5,360
                                                                      ------------------------------------
         Total assets ..........................................      $153,868      $156,824      $150,099
                                                                      ====================================

Liabilities and Shareholder's Equity
Total deposits .................................................      $ 98,440      $103,757 $      98,325
Advances from the Federal Home Loan Bank .......................        36,027        34,027        33,836
Accrued interest and other liabilities .........................           839           765           772
Notes payable ..................................................         1,928         1,919         1,793
         Total liabilities .....................................       137,234       140,468       134,726
         Total shareholders' equity ............................        16,634        16,356        15,373
                                                                      ------------------------------------
         Total liabilities and shareholder's equity ............      $153,868      $156,824      $150,099
                                                                      ====================================



                                    Summary Statements of Operations

                                                     Three Months Ended          Year Ended
                                                          March 31              December 31,
                                                     ------------------------------------------
                                                      2004        2003        2003        2002
                                                     ------------------------------------------
                                                         (In Thousands, except share data)
Total interest income .........................      $2,002      $2,195      $8,602      $9,326
Total interest expense ........................       1,085       1,117       4,492       4,877
Net interest income ...........................         937       1,078       4,110       4,449
Provision for losses on loans .................          60          90         360         360
Total other income ............................         123         141         661         352
Total general, administrative and other expense         656         620       2,373       2,318
Total income taxes ............................          81         145         552         609
Net Earnings ..................................      $  263      $  364      $1,486      $1,514
Earnings Per Share (Basic) ....................      $ 0.30      $ 0.43      $ 1.72      $ 1.63
Earnings Per Share (Diluted) ..................      $ 0.29      $ 0.41      $ 1.68      $ 1.58
Book value per share ..........................      $18.98      $18.33      $18.64      $18.11
Earnings to fixed charges .....................      $ 0.24      $ 0.33      $ 0.33      $ 0.31

                                               Key Operating Ratios

                                                                               At or for the year ended
                                                                                     December 31,
                                                                                ----------------------
                                                                                  2003          2002
                                                                                ----------------------
Return on average assets (1) ..........................................             .96%         1.03%
Return on average equity (2) ..........................................            9.24          9.30
Interest rate spread (3) ..............................................            2.43          2.76
Net yield on interest-earning assets (4) ..............................            2.81          3.21
General, administrative and other expense to average assets ...........            1.53          1.58
Net interest income to general, administrative and other expense ......          173.20        191.93
Equity-to-assets (5) ..................................................           10.43         10.24
Average interest-earning assets to average interest-bearing liabilities          112.53        113.04
Non-performing assets to total assets .................................             .97           .99
Non-performing loans to total loans ...................................            1.45          1.34
Loan loss allowance to total loans  ...................................            1.68          1.30
Loan loss allowance to non-performing loans ...........................          115.58         98.25
Dividend payout ratio .................................................           32.56         31.90
Net charge-offs to average loans ......................................             .06           .03
----------------
(1)  Net earnings divided by average total assets.
(2)  Net earnings divided by average total equity.
(3)  Interest rate spread is calculated by subtracting combined weighted-average interest rate cost from combined weighted-average interest rate earned.
(4)  Net interest income divided by average interest-earning assets.
(5)  Total equity divided by total assets.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information to this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed by the Company with the SEC under the Exchange Act. The information incorporated by reference is deemed to be a part of this Offer to Purchase, except for any information specifically superseded by information in this Offer to Purchase. We have filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and applicable portions of these reports are incorporated by reference in this Offer to Purchase.

     Any documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the expiration of the Offer, as it may be extended, will automatically be deemed to be incorporated by reference in this Offer to Purchase and to be a part hereof from the date of filing these documents.

     No person is authorized to give any information or represent anything not contained in this Offer to Purchase. The information contained in this Offer to Purchase, as well as any reported information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operation and prospects may have changed since that date.


                       SPECIAL CAUTIONARY NOTICE REGARDING
                           FORWARD-LOOKING STATEMENTS

     This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like "expect," "anticipate," "estimate," and "believe," variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management's view only on the date of this Offer. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. The Company undertakes no responsibility or obligation to update any such forward-looking statements.


                             ADDITIONAL INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a transaction statement on Schedule 13e-3 with the SEC relating to this Offer. You may read and copy of this or any other report or information that we file with the SEC at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of these documents upon payment of the SEC's customary fees by writing to the SEC's public reference section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the commercial document retrieval services at the SEC's website: www.sec.gov.

     Questions concerning this Offer or the tender procedures and requests for assistance may be directed to (i) David G. Wihebrink, our President, or Dottye Robeson, our Chief Financial Officer or (ii) the Information Agent in each case at the telephone numbers listed below. Additional copies of this Offer to Purchase, Letter of Transmittal or other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning this Offer. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by the shareholder or the shareholder's broker, dealer, bank, trust company or other nominee to the Depositary at the address listed below.

     The Depositary and Information Agent for this Offer is:

        Registrar and Transfer Company
        10 Commerce Drive
        Cranford, NJ 07016-3572
        Phone (Toll Free) (800) 368-5948
        Phone: (908) 497-2300
        Fax: (908) 497-2310
        Email: info@rtco.com


                           Logansport Financial Corp.
                               723 East Broadway
                           Logansport, Indiana 46947
                                 (574) 722-3855

May 28, 2004

                                                                                                Exhibit 16(a)(1)(ii)


                                             LOGANSPORT FINANCIAL CORP.
                                                LETTER OF TRANSMITTAL

To Tender 99 or Fewer Shares of Common Stock of  Logansport  Financial  Corp.  Pursuant to the Offer to Purchase for
Cash dated May 28, 2004.

By Mail, Overnight Courier or          The Depositary for the Offer is:               By Hand:
In Person By Hand Only:                 REGISTRAR AND TRANSFER COMPANY                c/o The Depository Trust Co.
Registrar and Transfer Company        This Offer Will Expire at 5:00 p.m.,            Transfer Agent Drop
ATTN:  Corporate Actions                 Eastern Daylight Saving Time                 55 Water Street, 1st Floor
10 Commerce Drive                     on June 29, 2004, unless extended               New York, NY  10041-0099
Cranford, New Jersey 07016-0645

--------------------------------------------------------------------------------------------------------------------
                                      DESCRIPTION OF CERTIFICATES SURRENDERED
--------------------------------------------------------------------------------------------------------------------
Certificate(s) Enclosed (Attach List if necessary)
--------------------------------------------------------------------------------------------------------------------
Name* and Address** of Registered Holder(s)                         Certificate Number(s)      Number of Shares***
--------------------------------------------------------------------------------------------------------------------

                                                                    ------------------------------------------------

                                                                    ------------------------------------------------

                                                                    ------------------------------------------------

                                                                    ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                     TOTAL SHARES
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
I have lost my  certificate  for _____ shares of  Logansport  Financial  Corp.  Common Stock and have  completed the
Affidavit for Lost Stock Certificate and submitted the required check (See Instruction 7)
--------------------------------------------------------------------------------------------------------------------

  *  Name(s)  should be  exactly as name(s)  appears  on the stock  certificate.  Check will be payable to this name unless Special Payment Instructions are completed.
 **  Address  should be current  address to which  check is to be sent,  unless  Special  Mailing  Instructions  are completed.
***  Because this Offer is open only to odd-lot  shareholders  tendering all shares  beneficially  owned by them, it will be assumed that all Shares  evidenced by each  certificate  accompanied by this Letter of Transmittal  are being tendered.

-------------------------------------------------------------------------------------------------------------------

                                         SIGNATURES MUST BE PROVIDED BELOW
                                PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

To Logansport Financial Corp.:

     The undersigned  hereby tenders to Logansport  Financial  Corp.,  an Indiana  corporation  ("Logansport"),  the enclosed and/or  above-described  shares of Common Stock,  without par value, of Logansport (the "Shares") at $22.50 per Share upon the terms and subject to the  conditions  of the Offer to  Purchase  for Cash dated May 28, 2004 (the
"Offer to Purchase"),  of which the undersigned acknowledges receipt, and this Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

     Subject to, and effective  upon,  acceptance for payment of any or all of the Shares tendered with this Letter, in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of,  Logansport  all right,  title and interest in and to all Shares  tendered that are accepted for payment and all distributions  and rights in respect to such shares after the date  thereof.  Logansport's  acceptance of any Shares from the undersigned will constitute a binding  agreement  between the undersigned and Logansport upon the terms and subject to the conditions of the Offer.  All  obligations  of the  undersigned  hereunder  shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

     The  undersigned  hereby  irrevocably  constitutes  and appoints the  Depositary  the true and lawful agent and attorney-in-fact  of the  undersigned  with respect to the Shares,  with full power of  substitution,  such power of attorney being deemed to be an irrevocable power coupled with an interest, to

     (a)  deliver certificates for the Shares,  together,  in any case, with all accompanying  evidences of transfer and authenticity,  to or upon the order of Logansport upon receipt by the Depositary, as the undersigned's agent of the purchase price with respect to the Shares,

     (b)  present certificates for the Shares for cancellation and transfer on the books of Logansport, and

     (c)  receive all  benefits and  otherwise  exercise all rights of  beneficial  ownership of the Shares,  all in accordance with the terms of the Offer.

     The undersigned  hereby  represents and warrants that: (i) the  undersigned was the beneficial  owner as of the close of business on May 18, 2004,  and will continue to be the beneficial  owner as of the  expiration  date of the
Offer, of an aggregate of 99 or fewer Shares,  all of which are being tendered;  (ii) the undersigned has full power and authority to tender,  sell,  assign and transfer the Shares  tendered  hereby,  that when any of such Shares are accepted for payment by Logansport,  Logansport will acquire good,  marketable and unencumbered title thereto,  free and clear of all liens, restrictions,  charges and encumbrances,  and that none of the Shares will be subject to any adverse claim; and (iii) the undersigned will, upon request,  execute and deliver any additional documents deemed by the  Depositary  or  Logansport  to be necessary or desirable to complete the sale,  assignment  and transfer of the
Shares tendered hereby.

     The undersigned  hereby represents that the undersigned holds a net-long position in Logansport's  common stock equal to the number of tendered Shares and that the undersigned owns the tendered Shares free and clear of any liens or other  encumbrances.  The undersigned  recognizes that it is a violation of federal securities laws for anyone to tender Shares unless,  at the time of tender and at the expiration  date (including any  extensions),  the tendering person (1) has a net-long  position equal to or greater than the number of Shares tendered and (2) will deliver,  or cause to be  delivered,  the Shares in  accordance  with the terms of the Offer.





     The undersigned  recognizes that Logansport may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment  for,  Shares  tendered  or may not be  required to purchase  any of the Shares  tendered hereby.  The undersigned  also  recognizes  that Logansport  reserves the right to reject any and all tenders of any
Shares that  Logansport  determines are not in proper form or are made by persons not eligible to participate in the
Offer.

     This  Letter of  Transmittal  is to be used only if  certificates  are to be  forwarded  herewith.  If you have questions  regarding your eligibility to participate in the Offer,  please contact either (i) Registrar and Transfer
Company,  our Depositary and Information  Agent (the  "Depositary"),  at (800) 368-5948 (toll free) or (ii) David G.
Wihebrink,  President of  Logansport  Financial  Corp.  or Dottye  Robeson,  Chief  Financial  Officer of Logansport
Financial Corp. at (574) 722-3855.

--------------------------------------------------------    --------------------------------------------------------
             SPECIAL PAYMENT INSTRUCTIONS                                  SPECIAL MAILING INSTRUCTIONS
                 (See Instruction 5)

Fill in ONLY if check(s) are payable to and mailed to a     Fill in ONLY if check(s) are to be mailed to someone
person other than the Registered Holder(s) of the           other than the Registered Holder of the enclosed
enclosed Certificate(s).                                    Certificate(s) or to the Registered Holder at an address
                                                            other than that shown above.

Issue check(s) in the name of:                              Mail check(s) to:
Name: __________________________________________________    Name: __________________________________________________
          (Please Print First, Middle & Last Name)                   (Please Print First, Middle & Last Name)

Address: _______________________________________________    Address: _______________________________________________

________________________________________________________    ________________________________________________________
                  (including Zip Code)                                         (including Zip Code)

________________________________________________________
  (Taxpayer Identification or Social Security Number)

If this section applies, you must have your signature
guaranteed. See "Guarantee of Signature(s)" below.
--------------------------------------------------------    --------------------------------------------------------

                                     IMPORTANT: PLEASE SIGN AND DATE BELOW AND
                                     COMPLETE SUBSTITUTE FORM W-9 ON NEXT PAGE.

This  Letter of  Transmittal  must be signed by the  registered  holder(s)  exactly  as name(s)  appear(s)  on stock certificate(s)  or on a security  position  listing or by person(s)  authorized  to become  registered  holder(s) by certificates and documents  transmitted  herewith.  If signature by a trustee,  executor,  administrator,  guardian, attorney-in-fact,  officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4.

IF THE SIGNATURE APPEARING BELOW IS NOT OF THE REGISTERED HOLDER(S), THEN THE REGISTERED HOLDER(S) MUST SIGN A STOCK
POWER, WHICH SIGNATURE MUST BE GUARANTEED BY AN ELIGIBLE  INSTITUTION.  THE STOCK POWER SHOULD ACCOMPANY THIS LETTER
OF TRANSMITTAL.

X  ________________________________________________________________________     Dated: _______________________, 2004


X  ________________________________________________________________________     Dated: _______________________, 2004
   Signature(s) of Shareholder (or Agent or Representative if proper documentation provided)

Name(s): ___________________________________________________________________________________________________________
                                                (Please Print)
Capacity: __________________________________________________________________________________________________________

Address: ___________________________________________________________________________________________________________
                                             (Including Zip Code)

Area Code and Telephone No.: _________________  Tax Identification or Social Security No.: _________________________


--------------------------------------------------------------------------------------------------------------------
                                             GUARANTEE OF SIGNATURE(S)

            (Required only if Special Payment Instructions are provided above (SEE INSTRUCTIONS 1 AND 4)

____________________________________________________________________________________________________________________
                               (Name of Eligible Institution Guaranteeing Signatures)

____________________________________________________________________________________________________________________
                 (Address (including zip code) and Telephone Number (including area code) of Firm)

____________________________________________________________________________________________________________________
                      (Authorized Signature, title)                                     (Date)

--------------------------------------------------------------------------------------------------------------------

                                                         2

--------------------------------------------------------------------------------------------------------------------
                                      PAYER'S NAME: LOGANSPORT FINANCIAL CORP.
--------------------------------------------------------------------------------------------------------------------
SUBSTITUTE                       | Part 1-- TAXPAYER IDENTIFICATION NO.-- FOR ALL   |
Form W-9                         | ACCOUNTS ENTER YOUR TAXPAYER IDENTIFICATION      |   -------------------------
Department of the Treasury       | NUMBER IN THE APPROPRIATE BOX. FOR MOST          |   Social Security Number(s)
Internal Revenue Service         | INDIVIDUALS AND SOLE PROPRIETORS, THIS IS YOUR   |               OR
Payer's Request for Taxpayer     | SOCIAL SECURITY NUMBER. FOR OTHER ENTITIES, IT   |
Identification Number            | IS YOUR EMPLOYER IDENTIFICATION NUMBER.          |   -------------------------
(See Instruction 8 and           |------------------------------------------------  |    Employer Identification
Guidelines)                      | Part 2 - Certification - For Payees Exempt from  |            Number(s)
Please fill in your name and     | Backup Withholding (see enclosed Guidelines) --  |-------------------------------
address below.                   | Under penalties of perjury, I certify that:      | Part 3 --
                                 |                                                  |
                                 | (1) The number shown on the form is my correct   | Awaiting TIN [ ]
                                 |     Taxpayer Identification Number (or I am      |
-------------------------------- |     waiting for a number to be issued to me);    |
            Name                 |     and                                          |-------------------------------
                                 |                                                  | Part 4 -- For Payee Exempt
-------------------------------- | (2) I am not subject to backup withholding       | from Backup Withholding
  Business name, if different    |     either because (a) I am exempt from backup   | Exempt    [ ]
         from above              |     withholding, or (b) I have not been notified |
                                 |     by the Internal Revenue Service ("IRS") that |
Check appropriate box:           |     I am subject to backup withholding as a      |
[ ] Individual/Sole proprietor   |     result of a failure to report all interest   |
[ ] Corporation                  |     or dividends, or (c) the IRS has notified    |
[ ] Partnership                  |     me that I am no longer subject to backup     |
[ ] Other                        |     withholding; and                             |
                                 |                                                  |
-------------------------------- | (3) I am a U.S. person (including a U.S.         |
  Address (number and street)    |     resident  alien).                            |
                                 |----------------------------------------------------------------------------------
-------------------------------- | Certification Instructions -- You must cross out Item (2) in Part 2 if you have
   City, State and Zip Code      | have been notified by the IRS that you are currently subject to backup
                                 | withholding because you have failed to report all interest and dividends on your
                                 | tax return. However, if after being notified by the IRS that you were subject to
                                 | backup withholding you received another notification from the IRS stating that
                                 | you are no longer subject to backup withholding, do not cross out Item (2).  If
                                 | you are exempt from backup withholding, check the box in Part 4 above.
                                 |
                                 | SIGNATURE  ______________________________________    DATE _________________, 2004
--------------------------------------------------------------------------------------------------------------------

         NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING AT THE APPLICABLE
                     WITHHOLDING RATE OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE TENDER OFFER.

        YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9

-------------------------------------------------------------------------------------------------------------------

                               CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a)
I have mailed or delivered an application to receive a taxpayer  identification  number to the appropriate  Internal
Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer  identification  number to you within 60 days, you are required to withhold the applicable  withholding rate of all reportable  payments  thereafter made to me until I provide a number.

________________________________________________________    __________________________________________________, 2004
                       Signature                                                    Date

-------------------------------------------------------------------------------------------------------------------

                                       INSTRUCTIONS FOR LETTER OF TRANSMITTAL

     1. GUARANTEE OF SIGNATURES.  Except as otherwise  provided below,  all signatures on this Letter of Transmittal must be  guaranteed  by a firm that is an "Eligible  Institution"  because it is a member of a  registered  national securities  exchange or the National  Association  of Securities  Dealers,  Inc.,  or by a commercial  bank, a trust company,  a savings  bank,  a savings and loan  association  or a credit union which has  membership  in an approved signature  guarantee  medallion  program.  Signatures on this Letter of  Transmittal  need not be guaranteed if this
Letter of  Transmittal  is signed by the  registered  holder(s)  of the Shares  tendered  with this  Letter and such holder(s) have not completed the box entitled  "Special Payment  Instructions" or the box entitled  "Special Mailing
Instructions" on this Letter of Transmittal.

     2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARES.  This Letter of Transmittal is to be used if certificates  are to be forwarded with it. Certificates evidencing all physically tendered Shares, as well as a properly completed and duly executed Letter of Transmittal and any other documents required by this Letter of Transmittal, must be received by the Depositary prior to the expiration date (as defined in the Offer to Purchase).  If certificates are forwarded to the  Depositary  in multiple  deliveries,  a properly  completed  and duly executed  Letter of  Transmittal  must accompany each delivery.  No alternative,  conditional or contingent tenders will be accepted.  By execution of this
Letter of Transmittal,  all tendering  shareholders waive any right to receive any notice of the acceptance of their
Shares for payment.

     The method of delivery of this Letter of Transmittal, certificate(s) and all other required documents is at the option and risk of the tendering  shareholder,  and the delivery will be deemed made only when actually  received by the  Depositary.  If  delivery  is by  mail,  it is  suggested  that  insured  or  registered  mail be used  for the shareholder's  protection,  and you should insure your certificate(s) for 1.5% of their vale at $22.50 per share. In all cases, sufficient time should be allowed to ensure timely delivery.

     3. INADEQUATE SPACE. If the space provided in any part of this Letter of Transmittal is inadequate, any further information may be listed on a separate schedule and attached hereto.



                                                         3

     4. AUTHORITY OF SIGNATORY.  If this Letter of Transmittal is signed by the registered holder(s) of the tendered
Shares, the signature(s) must correspond with the name(s) as written on the face of the certificates evidencing such
Shares without  alteration,  enlargement or any other change whatsoever.  If any Shares tendered with this Letter of
Transmittal are owned of record by two or more persons,  all such persons must sign this Letter of  Transmittal.  If any of the Shares tendered are registered in the names of different holders, it will be necessary to complete,  sign and submit as many separate  Letters of Transmittal  as there are different  registrations  of such Shares.  If this
Letter of Transmittal is signed by the registered  holder(s) of the tendered Shares, no endorsements of certificates or separate stock powers are required. If this Letter of Transmittal is signed by a person other than the registered holder(s) of the tendered Shares, the certificate(s)  evidencing the Shares tendered must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered  holder(s)  appear(s) on such  certificate(s).  Signatures  on such  certificate(s)  and  stock  powers  must be  guaranteed  by an  Eligible
Institution.

     If  this  Letter  of  Transmittal  or any  certificate  or  stock  power  is  signed  by a  trustee,  executor, administrator,  guardian,  attorney-in-fact,  officer of a  corporation  or other  person  acting in a fiduciary  or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Logansport of such persons authority so to act must be submitted.

     5. SPECIAL PAYMENT AND MAILING INSTRUCTIONS.  If a check for the purchase price of any tendered Shares is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if such check is to be sent to someone other than the person(s)  signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal but at an address other than the address of the registered holder,  the appropriate  sections of this
Letter of Transmittal  entitled  "Special  Payment  Instructions"  and/or  "Special  Mailing  Instructions"  must be completed.

     6.  QUESTIONS AND REQUESTS FOR  ASSISTANCE OR ADDITIONAL  COPIES.  Questions or requests for  assistance may be directed to Registrar and Transfer  Company,  the  Information  Agent, at (800) 368-5948 (toll free) or via email to
info@rtco.com.  Requests for additional copies of the Offer to Purchase,  this Letter of Transmittal or other tender offer materials should be directed to the Depositary, and copies will be furnished promptly at Logansport's expense.
Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning this Offer.  Questions may also be directed to David G.  Wihebrink,  President of Logansport  Financial  Corp.,  and
Dottye Robeson, Chief Financial Officer of Logansport Financial Corp. at (574) 722-3855.

     7. LOST  CERTIFICATE(S).  If you cannot  locate your  certificate(s),  please  complete the  Affidavit for Lost
Certificates  below along with the rest of this Letter of Transmittal and return it to the Information  Agent at the address listed on the front. If the Bond premium exceeds  $1,500.00 please contact Registrar and Transfer Company at
(800) 368-5948  immediately,  (bond premium  calculation:  $22.50 x number of shares of Logansport  Financial  Corp.
common stock you have lost x 1.5% = bond premium -- example 99 shares of Logansport  Financial Corp.  common stock x
$22.50 = $2,227.50 x 1.5% = $33.42 bond premium). (Minimum $20.00)

--------------------------------------------------------------------------------------------------------------------

                                      AFFIDAVIT FOR LOST STOCK CERTIFICATE(S)

     The undersigned  hereby attests and certifies the following:  That I am the lawful owner of the  certificate(s)
listed on this letter of transmittal as lost. That a search for the certificate(s) has been conducted and that these certificate(s) cannot be located. That these certificate(s) have not been endorsed,  hypothecated, sold or had their ownership pledged or encumbered in any form, whatsoever.

     In  requesting  the  replacement  of this  certificate(s),  I hereby agree that:  If these  certificate(s)  are subsequently located, they will be tendered for cancellation. That I indemnify, protect and hold harmless Logansport
Financial Corp.,  Seaboard Surety Company,  and Registrar and Transfer Company, and any other party from and against all losses,  expenses,  costs and damages including legal fees that may be subjected to these parties at any time in the future as a result of the  cancellation  and  replacement of the  certificate(s).  All rights  accruing to these parties will not be limited by their negligence,  breach of duty, accident, or other obligation on the part of or by any officer or employee of the parties.

     I acknowledge that the certificate(s)  will be replaced under an insurance bond underwritten by Seaboard Surety
Company. My check,  payable to the Seaboard Surety Company, to cover the lost stock certificate bond premium of 1.5%
of the value of the stock at $22.50 per share (Minimum $20.00) is enclosed. I further acknowledge that any filing of an insurance  application with materially false or misleading  information is a fraudulent  insurance act and may be considered a crime.

Sign Here: ___________________________________________________

Co-Owner, if any:  ___________________________________________      Date: ___________________________________ , 2004

-------------------------------------------------------------------------------------------------------------------

     8. TAXPAYER IDENTIFICATION NUMBER AND BACKUP WITHHOLDING. Each tendering shareholder is required to provide the
Depositary with the shareholder's  correct taxpayer  identification number ("TIN") on the Substitute Form W-9 and to certify whether the shareholder is subject to backup  withholding.  Failure to provide such  information on the form may subject the  tendering  shareholder  to 28% federal  income tax  back-up  withholding  on payments  made to such tendering  shareholder or other payee with respect to Shares purchased pursuant to the Offer. If such shareholder is an  individual,  the TIN is his or her  social  security  number.  A  holder  must  cross  out item (2) in part 2 of
Substitute Form W-9 if such  shareholder is subject to backup  withholding.  The box in part 3 of the form should be checked if the tendering  shareholder  has not been issued a TIN and has applied for a TIN or intends to apply for a
TIN in the  near  future.  If the box in part 3 is  checked,  the  tendering  shareholder  must  also  complete  the
Certificate of Awaiting Taxpayer Identification Number in order to avoid backup withholding . If you checked the box in part 3 and do not provide the  Depositary  with a properly  certified  TIN within 60 days,  the  Depositary  will withhold taxes at the applicable  withholding rate on reportable payments made thereafter until a properly certified
TIN is received by the  Depositary.  During the 60-day period,  the  Depositary  will withhold 28% of any reportable dividend  payments made prior to the time a properly  certified  TIN is provided to the  Depositary.  However,  such amounts  will be refunded to such  tendering  shareholder  if a TIN is  provided to the  Depositary  within 60 days.
Certain shareholders  (including,  among others, all corporations and certain foreign individuals),  are exempt from these backup  withholding  and reporting  requirements.  Exempt  shareholder  should indicate their exempt status by checking  the box in part 4 of  Substitute  Form W-9.  In order for a foreign  individual  to  qualify  as an exempt recipient,  such  individual  must  submit a  statement,  signed  under  penalties  of  perjury,  attesting  to such individual's  exempt status.  Forms of such  statements may be obtained from the Depositary.  If backup  withholding applies,  the  Depositary is required to withhold tax at the  applicable  rate of any payments made to the holder or other payee.  Backup  withholding  is not an additional  tax. If  withholding  results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

     9. VALIDITY OF SURRENDER;  IRREGULARITIES.  All questions as to the purchase price,  the form of the documents, and the validity,  eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Logansport Financial Corp., in its sole discretion, and its determination shall be final and binding.  Logansport
Financial Corp. reserves the absolute right to reject (i) any or all tenders of Shares that it determines are not in proper form or (ii) the  acceptance  for  payment of or payment for Shares that may, in the opinion of  Logansport's counsel, be unlawful.  Except as otherwise provided in the Offer to Purchase,  Logansport also reserves the absolute right to waive any of the  conditions  to the Offer or any  defect or  irregularity  in any  tender of  Shares,  and
Logansport's  interpretation of the terms and conditions of the Offer, including these instructions,  shall be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as Logansport  shall  determine.  None of Logansport,  the Depositary or any other person shall be under any duty to give notice of any defect or irregularity in tenders,  nor shall any of them incur any liability for failure to give any such notice.  Tenders will not be deemed to have been made until all defects and irregularities  have been cured or waived.

     IMPORTANT:  THIS LETTER OF TRANSMITTAL,  TOGETHER WITH CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS, MUST BE
RECEIVED BY THE DEPOSITARY ON OR PRIOR TO THE EXPIRATION DATE AS DEFINED IN THE OFFER.



                                                         4

                                                           Exhibit 16(a)(1)(iii)


                           LOGANSPORT FINANCIAL CORP.

                           Offer to Purchase for Cash
                 Shares of its Common Stock, Without Par Value,
                     Held by Holders of 99 or Fewer Shares

        THIS OFFER WILL EXPIRE AT 5:00 P.M. EASTERN DAYLIGHT SAVING TIME ON TUESDAY, JUNE 29, 2004, UNLESS EXTENDED OR EARLIER TERMINATED.

                                  May 28, 2004


To Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees:

     Logansport Financial Corp., an Indiana corporation ("Logansport") is offering to purchase for cash shares of its common stock (the "Shares") held by holders of 99 or fewer Shares as of May 18, 2004, at a purchase price of $22.50 per Share upon the terms and subject to the conditions set forth in Logansport's Offer to Purchase for Cash, dated May 28, 2004 and in the related Letter of Transmittal, which together constitute the "Offer."

               THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER
                OF SHARES BEING TENDERED PURSUANT TO THE OFFER.

     No fees or commissions will be payable by Logansport to brokers, dealers or any person for soliciting tenders of Shares pursuant to the Offer as described in the Offer to Purchase for Cash. Logansport will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers.

     For your information and for forwarding to your clients who hold less than 100 Shares and for whom you hold less than 100 Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

     1.   Offer to Purchase for Cash, dated May 28, 2004;

     2. Letter to Shareholders from the President of Logansport Financial Corp. dated May 28, 2004;

     3. Questions and Answers to accompany the Letter to Shareholders from the President;

     4. Form of Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee;

     5.   Form of Client  Instruction  Form  (printed  on green  paper) on which
          clients  may  provide  you  instructions   concerning  their  decision
          regarding a tender of their shares;

     6. The Notice of Guaranteed Delivery (printed on yellow paper) to be used to accept the Offer of Shares and all other required documents that cannot be delivered to the Depositary by the Expiration Date;

     7. Letter of Transmittal for your use and for the information of your clients, which includes a Form W-9 (printed on blue paper);

     8. Guidelines for Certification of Taxpayer Identification Number on Substitute From W-9; and

     9. A return envelope addressed to Registrar and Transfer Company, as Depositary.



WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER TO PURCHASE WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT SAVING TIME, ON TUESDAY, JUNE 29, 2004.

     In order to take advantage of the Offer, a shareholder must do either (A) or (B) below before the Offer expires:

     A. Deliver a duly executed and properly completed Letter of Transmittal (or agents message) and any other required documents to the Depositary with certificate(s) representing the tendered Shares, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase; or

     B.   Comply with the guaranteed delivery procedure set forth in the Offer.

     Any inquiries you may have with respect to the Offer, and any requests for additional copies of the enclosed materials, should be addressed to Registrar and Transfer Company, the Information Agent for the Offer, at (800) 368-5948 (toll free).


                                        Very truly yours,


                                        /s/ David G. Wihebrink

                                        Logansport Financial Corp.


Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF LOGANSPORT FINANCIAL CORP. OR ANY OF ITS
AFFILIATES OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

The Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

                                                            Exhibit 16(a)(1)(iv)


                           LOGANSPORT FINANCIAL CORP.

                           Offer to Purchase for Cash
               All Shares of its Common Stock, Without Par Value,
                     Held by Holders of 99 or Fewer Shares

       THIS OFFER WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT SAVING TIME, ON TUESDAY, JUNE 29, 2004, UNLESS EXTENDED OR EARLIER TERMINATED.

                                  May 28, 2004


To Our Clients:

     Enclosed for your consideration is an Offer to Purchase for Cash, dated May 28, 2004 (the white document in your package), and the related Letter of Transmittal (the blue document in your package), which together constitute the "Offer," in connection with the offer by Logansport Financial Corp., an Indiana corporation ("Logansport"), to purchase shares of its common stock (the
"Shares") held by holders of 99 or fewer Shares as of May 18, 2004, at a purchase price of $22.50 per Share, upon the terms and conditions set forth in the Offer.

     We are the owner of record of Shares held for your account. Therefore, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

     Please instruct us as to whether you wish us to tender the Shares we hold for your account on the terms and subject to the conditions of the Offer.

     We call your attention to the following:

     1. Only those shareholders owning 99 or fewer Shares as of May 18, 2004, the record date, are eligible to participate in this Offer.

     2. If you decide to accept the Offer, you must tender all of the Shares that you own, either in your name or beneficially. Partial tenders will not be accepted.

     3. Logansport intends to deregister its common stock with the Securities and Exchange Commission and become a private company if, after the completion of the Offer, it has fewer than 300 shareholders of record.

     4. The Offer will expire at 5:00 p.m., Eastern Daylight Saving Time, on Friday, June 29, 2004, unless extended or earlier terminated.

     5. You may withdraw shares you have tendered at any time before the expiration date or any extension thereof in accordance with the procedure set forth in the Offer. Shares may also be withdrawn if Logansport has not accepted the shares for payment within nineteen
          (19) business days following the expiration of the Offer or any extension thereof.

     If you wish to have us tender your Shares, please so instruct us by completing, executing and returning to us the accompanying Client Instruction Form (the green document in your package). An envelope to return your Client Instruction Form to us is enclosed.

     YOUR CLIENT INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER EXPIRES AT 5:00 P.M., EASTERN DAYLIGHT SAVING TIME, ON TUESDAY, JUNE 29, 2004.

     Logansport is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If Logansport becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, Logansport will make a good faith effort to comply with the law. If, after a good faith effort, Logansport cannot comply with the law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in that jurisdiction.

           IF YOU HOLD MORE THAN 99 SHARES OF LOGANSPORT COMMON STOCK
                     YOU MAY NOT PARTICIPATE IN THE OFFER.

                                                             Exhibit 16(a)(1)(v)


                            CLIENT INSTRUCTION FORM
             FOR SHARES HELD BY BROKERS, DEALERS, COMMERCIAL BANKS,
                      TRUST COMPANIES AND OTHER NOMINEES.

                CLIENT INSTRUCTIONS FOR TENDER OF ODD-LOT SHARES
                                OF COMMON STOCK
                         OF LOGANSPORT FINANCIAL CORP.

     Please tender to Logansport Financial Corp., an Indiana corporation ("Logansport") on (our) (my) behalf, the number of Shares indicated below, which are all of the Shares beneficially owned by (us) (me) and registered in your name, upon and subject to the terms and conditions contained in Logansport's Offer to Purchase for Cash dated May 28, 2004 (the "Offer to Purchase"), and the related Letter of Transmittal, the receipt of both of which is acknowledged.

     The undersigned hereby instruct(s) you to tender to Logansport the number of Shares indicated below, at the price of $22.50 net per Share, pursuant to the terms of and conditions set forth in the Offer to Purchase and the Letter of Transmittal.

     The  aggregate  number  of  Shares  to be  tendered  by you for (us)  (me):
______________ Shares.

     THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

     THE BOARD OF DIRECTORS OF LOGANSPORT HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER LOGANSPORT NOR ITS BOARD OF DIRECTORS, HOWEVER, MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER SHARES. DIRECTORS, OFFICERS AND EMPLOYEES OF LOGANSPORT WHO OWN 99 OR FEWER SHARES MAY PARTICIPATE IN THIS OFFER ON THE SAME BASIS AS OUR OTHER SHAREHOLDERS. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES.

                                PLEASE SIGN HERE


Signatures(s) __________________________________________________________________

Name(s) (Please Print) _________________________________________________________

Address ________________________________________________________________________

Zip Code _______________________________________________________________________

Area Code and Telephone No. ____________________________________________________

Tax Identification or Social Security No. ______________________________________

My Account Number With You _____________________________________________________

Date ___________________________________________________________________________


         IMPORTANT: SHAREHOLDERS ARE ENCOURAGED TO COMPLETE AND RETURN THE ATTACHED SUBSTITUTE FORM W-9 WITH THEIR INSTRUCTION FORM.

                           IMPORTANT TAX INFORMATION

     Under federal income tax law, a shareholder whose tendered Shares are accepted for payment is required to provide the Depositary (as identified in the Offer to Purchase) with the shareholder's correct TIN on Substitute Form W-9. If the shareholder is an individual, the TIN is his or her social security number. For businesses and other entities, the number is the employer identification number. If the Depositary is not provided with the correct taxpayer identification number, the shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such shareholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding.

     Certain shareholders, including, among others, all corporations and certain foreign individuals and entities, are not subject to these backup withholding and reporting requirements. Exempt shareholders should furnish their TIN, indicate their exempt status by checking the box in part 4 of the Substitute Form W-9 and sign, date and return the Substitute Form W-9 to us.

     If federal income tax backup withholding applies, the Depositary is required to withhold 28% of any payments made to the shareholder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of the tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.


                         PURPOSE OF SUBSTITUTE FORM W-9

     To avoid backup withholding on payments that are made to a shareholder with respect to Shares purchased pursuant to the Offer the shareholder is required to notify us of his or her correct TIN by completing the Substitute Form W-9 included in this Client Instruction Form certifying that the TIN provided on Substitute Form W-9 is correct and that (1) the shareholder has not been notified by the Internal Revenue Service that he or she is subject to federal income tax backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified the shareholder that he or she is no longer subject to federal income tax backup withholding.


--------------------------------------------------------------------------------------------------------------------
                                      PAYER'S NAME: LOGANSPORT FINANCIAL CORP.
--------------------------------------------------------------------------------------------------------------------
SUBSTITUTE                       | Part 1-- TAXPAYER IDENTIFICATION NO.-- FOR ALL   |
Form W-9                         | ACCOUNTS ENTER YOUR TAXPAYER IDENTIFICATION      |   -------------------------
Department of the Treasury       | NUMBER IN THE APPROPRIATE BOX. FOR MOST          |   Social Security Number(s)
Internal Revenue Service         | INDIVIDUALS AND SOLE PROPRIETORS, THIS IS YOUR   |               OR
Payer's Request for Taxpayer     | SOCIAL SECURITY NUMBER. FOR OTHER ENTITIES, IT   |
Identification Number            | IS YOUR EMPLOYER IDENTIFICATION NUMBER.          |   -------------------------
(See Instruction 8 and           |------------------------------------------------  |    Employer Identification
Guidelines)                      | Part 2 - Certification - For Payees Exempt from  |            Number(s)
Please fill in your name and     | Backup Withholding (see enclosed Guidelines) --  |-------------------------------
address below.                   | Under penalties of perjury, I certify that:      | Part 3 --
                                 |                                                  |
                                 | (1) The number shown on the form is my correct   | Awaiting TIN [ ]
                                 |     Taxpayer Identification Number (or I am      |
-------------------------------- |     waiting for a number to be issued to me);    |
            Name                 |     and                                          |-------------------------------
                                 |                                                  | Part 4 -- For Payee Exempt
-------------------------------- | (2) I am not subject to backup withholding       | from Backup Withholding
  Business name, if different    |     either because (a) I am exempt from backup   | Exempt    [ ]
         from above              |     withholding, or (b) I have not been notified |
                                 |     by the Internal Revenue Service ("IRS") that |
Check appropriate box:           |     I am subject to backup withholding as a      |
[ ] Individual/Sole proprietor   |     result of a failure to report all interest   |
[ ] Corporation                  |     or dividends, or (c) the IRS has notified    |
[ ] Partnership                  |     me that I am no longer subject to backup     |
[ ] Other                        |     withholding; and                             |
                                 |                                                  |
-------------------------------- | (3) I am a U.S. person (including a U.S.         |
  Address (number and street)    |     resident  alien).                            |
                                 |----------------------------------------------------------------------------------
-------------------------------- | Certification Instructions -- You must cross out Item (2) in Part 2 if you have
   City, State and Zip Code      | have been notified by the IRS that you are currently subject to backup
                                 | withholding because you have failed to report all interest and dividends on your
                                 | tax return. However, if after being notified by the IRS that you were subject to
                                 | backup withholding you received another notification from the IRS stating that
                                 | you are no longer subject to backup withholding, do not cross out Item (2).  If
                                 | you are exempt from backup withholding, check the box in Part 4 above.
                                 |
                                 | SIGNATURE  ______________________________________    DATE _________________, 2004
--------------------------------------------------------------------------------------------------------------------


      NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING AT THE APPLICABLE WITHHOLDING RATE OF ANY PAYMENTS MADE
                      TO YOU PURSUANT TO THE TENDER OFFER.

       YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX
                        IN PART 3 OF SUBSTITUTE FORM W-9

--------------------------------------------------------------------------------


             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to you within 60 days, you are required to withhold the applicable withholding rate of all reportable payments thereafter made to me until I provide a number.

________________________________________    ______________________________, 2004
                Signature                                 Date

--------------------------------------------------------------------------------

                                                            Exhibit 16(a)(1)(vi)




              NOT VALID UNLESS SIGNED BY AN ELIGIBLE INSTITUTION.

                         NOTICE OF GUARANTEED DELIVERY
                          OF SHARES OF COMMON STOCK OF
                           LOGANSPORT FINANCIAL CORP.

         Pursuant to the Offer to Purchase for Cash Dated May 28, 2004

This Notice of Guaranteed Delivery, or one substantially in the same form or a facsimile copy of it, must be used to accept the Offer (as defined below) if:

     (a) certificates for shares of common stock of Logansport Financial Corp. (the "Shares") are not immediately available; or

     (b) time will not permit the Letter of Transmittal or other required documents to reach the Depositary before the Expiration Date (as defined in "Terms of the Offer-Expiration and Extension of the Offer; Amendment" section of the Offer to Purchase, as defined below).

This Notice of Guaranteed Delivery, signed and properly completed, may be delivered by hand, mail, overnight courier, telegram or facsimile transmission to the Depositary by the Expiration Date. See "Terms of the Offer-Procedure for Tendering Shares" in the Offer to Purchase.


                         REGISTRAR AND TRANSFER COMPANY

By Mail, Overnight Courier or      By Facsimile Transmission:      Confirm Facsimile Transmission
   In Person By Hand Only:      (for Eligible Institutions only)          by Telephone:
Registrar and Transfer Company           (908) 497-2311                  (908) 497-2300
     10 Commerce Drive                 or (908) 497-2310            or (800) 368-5948 (toll free)
   Cranford, NJ 07016-3572


DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THAT SHOWN ABOVE OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN THAT LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

The undersigned hereby tenders to Logansport Financial Corp. at the price of $22.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 28, 2004 (the "Offer to Purchase"), and the related Letter of Transmittal (together with the Offer to Purchase, the "Offer"), receipt of which is hereby acknowledged, the Shares, pursuant to the guaranteed delivery procedure set forth under "Terms of the Offer-Procedure for Tendering Shares" in the Offer to Purchase.

PLEASE CALL REGISTRAR AND TRANSFER COMPANY, THE INFORMATION AGENT FOR THE OFFER, FOR ASSISTANCE IN COMPLETING THIS FORM AT (800) 368-5948 (TOLL FREE) OR VIA E-MAIL TO info@rtco.com.

Certificate Nos. (if available): _______________________________________________

Name(s): _______________________________________________________________________
                                  (Please Print)

Address(es): ___________________________________________________________________

City State Zip Code: ___________________________________________________________

Area Code and Telephone Number: ________________________________________________

                                                SIGN HERE

                                 _______________________________________________
                                                (Signature)


                                 _______________________________________________
                                                (Signature)

Dated:  ____________________, 2004

                                   GUARANTEE

                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank, trust company, savings bank, savings and loan association or credit union having an office or correspondent in the United States (each, an "Eligible Institution"), hereby (i) represents that the undersigned has a net long position in the Shares or in equivalent securities within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, at least equal to the Shares tendered, (ii) represents that such tender of the Shares complies with Rule 14e-4 and (iii) guarantees that the certificates representing the Shares tendered hereby in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee and any other documents required by the Letter of Transmittal, will be received by the Depositary at its address set forth above within three business days after the date of receipt by the Depositary of this Notice of Guaranteed Delivery.

Name of Firm: __________________________________________________________________

Authorized Signature: __________________________________________________________

Address: _______________________________________________________________________

Name: __________________________________________________________________________

Title: _________________________________________________________________________

Zip Code: ______________________________________________________________________

Area Code and Telephone Number: ________________________________________________

Dated:  ___________________________, 2004

DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE. SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

                                                           Exhibit 16(a)(1)(vii)

[GRAPHIC OMITTED]

                           LOGANSPORT FINANCIAL CORP.
                                                                    May 28, 2004

Dear Shareholder:

     Logansport Financial Corp. (the "Company") has announced that it is offering to purchase all of the common stock held by persons owning 99 or fewer shares as of the close of business on May 18, 2004 for a purchase price of $22.50 per share (the "Offer"). Shareholders who own more than 99 shares as of May 18, 2004 are not eligible to participate in this Offer. The purchase price represents a $2.61 or 13% premium over the last share sales price for our common stock reported on May 18, 2004.

     Eligible shareholders who possess their stock certificates will receive $22.50 per share when tendered to Registrar and Transfer Company, the Depositary for the Offer. No brokerage or other fees will be charged.

     Shareholders holding their shares with their broker will need to contact their broker for information concerning any transaction costs that may be charged by the broker for tendering their shares in this Offer.

     On May 18, 2004, the Board of Directors declared a $.14 per share dividend to shareholders of record as of June 21, 2004. The expiration date for this Offer is June 29, 2004. Because the scheduled expiration date of this Offer is after the record date for determining shareholders entitled to receive the dividend, tendering shares pursuant to this Offer will not affect a shareholder's right to receive the declared dividend. Any shareholder tendering shares in this Offer who is a shareholder of record on June 21, 2004 will still receive on July 12, 2004 the $.14 per share dividend declared by the Board of Directors on May 18, 2004.

     Enclosed with this letter are various documents discussing this Offer. A full description of the terms of the Offer and the reasons we are making the Offer are included in the document entitled "Offer to Purchase for Cash" dated May 28, 2004 (the "Offer to Purchase"). Although we encourage you to review the entire Offer to Purchase, a summary of the terms of the Offer is set forth on pages 2 through 3. For your convenience I have also enclosed with this letter a list of commonly asked questions and their answers.

     Our principal purpose in making the Offer is to reduce the number of our shareholders. If we are able to reduce the number of record shareholders below 300, the Board of Directors intends to have the Company deregister its common stock with the Securities and Exchange Commission. As a result, the Company will no longer be obligated to file periodic reports and proxy statements with the SEC. Our Board has determined that heightened federal regulations and legislation such as the Sarbanes-Oxley Act, which is legislation largely enacted as a result of the various corporate scandals such as Enron and WorldCom, is just too much of a burden on our institution's financial and personnel resources. Ultimately, we hope that by reducing the number of our shareholders and, if eligible, deregistering with the SEC, the Company will substantially reduce its accounting, legal and other costs associated with SEC reporting and audit requirements. In addition, this will allow the Company's management to focus on business opportunities for the Company, as well as the needs of its shareholders and customers.

     If not enough shareholders participate in this Offer to reduce the number of record shareholders below 300, we will not be eligible to deregister with the SEC. If that is the case, at the expiration of the Offer, the Board of Directors will likely consider other options to reduce the number of shareholders.

     If, after reading the Offer to Purchase, you still have questions about this Offer, please feel free to contact myself or our Chief Financial Officer, Dottye Robeson at (574) 722-3855 or the Information Agent, Registrar and Transfer Company, at the address provided at the end of the Offer to Purchase. We also urge you to read the documents you have received relating to this Offer and give the matter your full consideration.

                                     Very truly yours,


                                     /s/ David G. Wihebrink

                                     David G. Wihebrink,
                                     President and Chief Executive Officer

                                                         Exhibit 16 (a)(1)(viii)

                             QUESTIONS AND ANSWERS

Q:   WHO IS OFFERING TO PURCHASE MY SHARES?

A: Logansport Financial Corp. is offering to purchase shares of its common stock held by shareholders who own 99 or fewer shares on the record date of May 18, 2004.


Q:   AM I ELIGIBLE TO PARTICIPATE IN THE OFFER?

A: You are eligible to tender your shares only if you own 99 or fewer shares of common stock as of May 18, 2004, regardless of whether you own your shares of record (i.e. in your own name) or beneficially (i.e., in "street name" held by a brokerage company account maintained by you). We reserve the right to make all determinations of who is eligible to participate in this Offer.


Q:   WHAT WILL THE COMPANY PAY ME FOR MY SHARES?

A: We are offering to pay $22.50 per share of Company common stock, in cash, without interest.


Q: IF I TENDER MY SHARES, WILL I RECEIVE THE REGULAR $0.14 PER SHARE DIVIDEND DECLARED MAY 18, 2004?

A: Yes. The regular cash dividend declared on May 18, 2004 will be paid on July 12, 2004 to shareholders of record on June 21, 2004, which is prior to the expiration of the Offer. However, you will not be eligible to receive the dividend payable July 12, 2004 if you are not a record holder of shares on June 21, 2004.


Q:   WILL I HAVE TO PAY BROKERAGE COMMISSIONS?

A: No, provided that you are a record shareholder and tender your shares directly to us. If you hold shares or tender shares through a broker, bank or other institution, you should consult with that party to determine whether any transaction costs will be incurred.


Q:   WHEN WILL I RECEIVE MY MONEY?

A: Your check will be mailed promptly after the expiration of the Offer. Please allow sufficient time for the postal service to deliver your check.


Q:   DO I HAVE TO TENDER MY SHARES?

A: No. This is a voluntary Offer. You may elect to tender your shares or, in the alternative, hold your shares and maintain your right as a shareholder, including the right to vote your shares and receive dividends.


Q:   CAN I TENDER LESS THAN ALL OF MY SHARES?

A: No. You must tender all of your shares if you wish any of your shares to be tendered. Partial tenders will not be accepted.


Q:   HOW DO I TENDER MY SHARES?

A: If you hold your shares "of record" in your own name, you can tender your shares by completing and sending the enclosed Letter of Transmittal (printed on BLUE paper) along with any other documents required by the Letter of Transmittal and your stock certificates to Registrar and Transfer Company (the "Depositary") at the address listed on the enclosed Letter of Transmittal.

     If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (i.e. in "street name"), you should contact them if you desire to tender your shares. You will need to provide them with the Client Instruction Form (printed on GREEN paper) as to how to tender your shares included with this package.

     If you cannot deliver your shares or other required documents prior to the expiration date of this Offer, you may tender your shares by delivering the Notice of Guaranteed Delivery (printed on YELLOW paper) followed by your certificates and other documents within three (3) days.

     You may also call the Depositary/Information Agent toll free at (800) 368-5948 for additional information. See "Terms of Offer - Procedure for Tendering Shares" in the Offer to Purchase for more detailed instructions.

     You may also call David G. Wihebrink, our President, or Dottye Robeson, our Chief Financial Officer at (574) 722-3855, if you have additional questions or require further assistance.


Q:   HOW MUCH TIME DO I HAVE TO TENDER MY SHARES?

A: You may tender your shares at any time until 5:00 p.m. Eastern Daylight Saving Time on Tuesday, June 29, 2004. We may extend the Offer or waive any unfulfilled condition in our sole discretion.


Q:   HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

A: If the Offer is extended past June 29, 2004, we will make a public announcement of the new expiration date no later than 9:00 a.m. Eastern Daylight Saving Time on the next business day after the last previously scheduled or announced expiration date.


Q:   UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDER SHARES?

A: You can withdraw tendered shares at any time prior to the expiration date, June 29, 2004. If this expiration is extended, you can withdraw tendered shares at any time prior to the new expiration date. You may also withdraw tendered shares which have not been accepted for payment within nineteen
     (19) business days of the expiration or extension of the Offer.


Q:   HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

A: You can withdraw shares that you have already tendered by sending the timely notice of withdrawal to the Depositary at the address provided at the end of the Offer to Purchase.


Q:   WHAT IF I HAVE LOST MY STOCK CERTIFICATE?

A: If you have lost any or all of your stock certificate(s) evidencing your shares of common stock of the Company, and you wish to participate in the Offer, please (i) complete the Affidavit for Lost Certificate along with the rest of the Letter of Transmittal and remit a check for the applicable bond premium or (ii) contact the Information Agent at the address provided at end of the Offer to Purchase.


Q:   WHAT IS THE COMPANY'S PURPOSE IN MAKING THIS OFFER?

A: We are making the Offer in order to reduce the number of shareholders owning the Company's common stock. If, after this Offer, the number of shareholders is less than 300, we intend to deregister our common stock under the Securities and Exchange Act of 1934. As a result, we will no longer be subject to the SEC's periodic reporting requirements or its proxy rules and regulations. In addition, we will no longer be subject to additional reporting and audit requirements adopted under the Sarbanes-Oxley Act with respect to public companies. We anticipate that no longer being subject to public reporting requirements and other rules and regulations will result in cost savings for the Company and will permit management to focus on its business opportunities. Also, we believe that this Offer will provide an economical means for small holders of our common stock to sell at a premium to current prices without incurring brokerage commissions.

Q:   WILL THE  COMPANY  REMAIN A PUBLIC  COMPANY  AFTER THE  COMPLETION  OF THIS
     OFFER?

A: If this Offer results in the number of our shareholders of record falling below 300, we anticipate that we will terminate the registration of our common stock under the Exchange Act. If, after the completion of this Offer, there are 300 or more shareholders of record remaining, the Company's Board of Directors will likely consider other options to reduce the number of shareholders below 300 and deregister if the Board determines it is in the best interests of the Company. Once the Company deregisters from the Exchange Act, we do not expect our common stock will be eligible for listing on the Nasdaq Small Cap Market. Thereafter, we anticipate that our common stock may be quoted in the "pink sheets," but we cannot predict whether or when this will occur or the liquidity of the market which will thereafter exist for our common stock. As a result, it may become even more difficult for our remaining shareholders to sell their shares.


Q:   HOW WILL THE COMPANY PAY FOR THE SHARES OFFERED?

A. The Company will pay for any tendered shares out of its cash and liquid assets. The Company will not borrow any funds to pay for the purchase price of the tendered shares. We have sufficient capital to pay for all shares of our common stock which are eligible to be tendered at the price offered.


Q:   CAN THE COMPANY AMEND THE TERMS OF THE OFFER?

A. Yes. The Company reserves the right, in its sole discretion, to amend the Offer in any respect. The Company will announce any amendment to the Offer by making a public announcement of the amendment.


Q: DID THE BOARD OF DIRECTORS RECEIVE ANY FAIRNESS OPINIONS OR SIMILAR REPORTS REGARDING THE FAIRNESS OF THE OFFER?

A: No. The Board of Directors did not receive any opinions or reports from outside financial advisors due to the fact that this is a voluntary offer for a limited number of shares at a premium above the last reported market price.


Q:   WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER?

A: Generally, you will be subject to United States federal income taxation when you receive cash from the Company in exchange for the shares you tender. Your tender of shares may also qualify as a taxable transaction for state, local, foreign and other tax purposes as well. Please consult with your personal tax advisor to determine the federal, state, local, and foreign tax consequences of sales made by you pursuant to the Offer in view of your own particular circumstances before tendering your shares. See "Special Factors - Certain United States Federal Income Tax Consequences" in the Offer to Purchase.


Q:   WHO CAN I CONTACT IF I HAVE ADDITIONAL QUESTIONS ABOUT THE OFFER?

A: If you have any additional questions, you may contact the Information Agent at the address or telephone number set forth at the back of the Offer to Purchase.

     You may also call David G. Wihebrink, our President, or Dottye Robeson, our Chief Financial Officer at (574) 722-3855, if you have additional questions or require further assistance.

                                                                                                Exhibit 16(a)(1)(ix)


                               GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                                            NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER  IDENTIFICATION  NUMBER TO GIVE THE PAYER.  Social Security  numbers have nine digits separated by two hyphens:  i.e.,  000-00-000.  Employer  identification numbers have nine digits separated by only one hyphen: i.e., 00-000000. The table below will help determine the number to give to the payer.

------------------------------------------------------------------------------------------------------------------------------------
                                | GIVE THE NAME AND SOCIAL      |                                   | GIVE THE EMPLOYER
  FOR THIS TYPE OF ACCOUNT:     | SECURITY NUMBER OF -          |  FOR THIS TYPE OF ACCOUNT:        | IDENTIFICATION NUMBER OF -
------------------------------------------------------------------------------------------------------------------------------------
1.    An individual's account   | The Individual                |  8.  Sole Proprietorship account  | The owner (4)
----------------------------------------------------------------|-----------------------------------|-------------------------------
2.    Two or more individuals   | The actual owner of the       |  9.  A valid trust, estate or     | The legal entity(5)
      (joint account)           | account, or if combined funds,|      pension trust                |
                                | the first individual on the   |                                   |
                                | account (1)                   |                                   |
----------------------------------------------------------------|-----------------------------------|-------------------------------
3.    Husband and wife          | The actual owner of the       |  10. Corporate account            | The corporation
      (joint account)           | account, or if joint funds,   |                                   |
                                | the first individual on the   |                                   |
                                | account (1)                   |                                   |
----------------------------------------------------------------|-----------------------------------|-------------------------------
4.    Custodian account of a    | The minor (2)                 |  11. Religious, charitable, or    | The organization
      minor (Uniform Gift to    |                               |      educational organization     |
      Minors Act)               |                               |      account                      |
----------------------------------------------------------------|-----------------------------------|-------------------------------
5.    Adult and minor           | The adult or, if the minor is |  12. Partnership account          | The partnership
      (joint account)           | the only contributor, the     |                                   |
                                | minor (1)                     |                                   |
----------------------------------------------------------------|-----------------------------------|-------------------------------
6.    Account in the name of    | The ward, minor, or           |  13. Association, club or other   | The organization
      guardian or committee     | incompetent person (3)        |      tax-exempt organization      |
      for a designated ward,    |                               |                                   |
      minor, or incompetent     |                               |  14. A broker or registered       | The broker or nominee
      person                    |                               |      nominee                      |
----------------------------------------------------------------|-----------------------------------|-------------------------------
7. a. The usual revocable       | The grantor-trustee (1)       |  15. Account with the             | The public entity
      savings trust account     |                               |      Department of Agri-          |
      (grantor is also trustee) |                               |      culture in the name of a     |
   b. So-called trust account   | The actual owner (1)          |      public entity (such as a     |
      that is not a legal or    |                               |      state or local government,   |
      valid trust under state   |                               |      school district or prison)   |
      law                       |                               |      that receives agricultural   |
                                |                               |      program payments             |
----------------------------------------------------------------|-----------------------------------|-------------------------------
16.  If you are an LLC that is DISREGARDED AS AN ENTITY separate from its owner (see LIMITED LIABILITY COMPANY (LLC) above), and are owned  by  an individual, enter  your SSN  (or "pre-LLC" EIN, if desired).  If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN.
------------------------------------------------------------------------------------------------------------------------------------
(1)  List first and circle the name of the person whose number you  furnish.  If only one person on a joint  account has a social security number, that person's number must be furnished.
(2)  Circle the minor's name and furnish the minor's social security number.
(3)  Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4)  Show the name of the owner.  You may also enter your business or "doing  business as" name.  You may use either your social security number or employer identification number (if you have one).
(5)  List first and circle the name of the legal trust,  estate, or pension trust. Do not furnish the identification number of the personal  representative  or trustee  unless the legal  entity  itself is not  designated  in the account title.

NOTE: If no name is circled when there is more than one name,  the number will be considered to be that of the first name listed.




             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, or Form W-7, Application for Individual Taxpayer ID No. or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.


PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section, 401(f)(2).

2.   The United States or any of its agencies or instrumentalities.

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities.

5.   An international organization or any of its agencies or instrumentalities.


Other payees that MAY BE EXEMPT from backup withholding include:

6.   A corporation.

7.   A foreign central bank of issue.

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

9. A futures commission merchant registered with the Commodity Futures Trading Commission.

10.  A real estate investment trust.

11. An entity registered at all times during the tax year under the Investment Company Act of 1940.

12.  A common trust fund operated by a bank under section 584(a).

13.  A financial institution.

14.  A middleman known in the investment community as a nominee or custodian.

15.  A trust exempt from tax under section 664 or described in section 4947.


The following types of payments are exempt from backup withholding as indicated for items 1 through 15 above.

INTEREST AND DIVIDEND PAYMENTS. All listed payees are exempt except the payee in item 9.

BROKER TRANSACTIONS. All payees listed in items 1 through 13 are exempt. A person registered under the Investment Advisors Act of 1940 who regularly acts as a broker is also exempt.

BARTER EXCHANGE TRANSACTIONS AND PATRONAGE DIVIDENDS. Only payees listed in items 1 through 5 are exempt.

PAYMENTS REPORTABLE UNDER SECTIONS 6041 AND 6041A. Only payees listed in items 1 through 7 are generally exempt.

However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on FORM 1099-MISC, Miscellaneous Income, are NOT EXEMPT from backup withholding:

o    Medical and health care payments.

o    Attorneys' fees.

o    Payments for services paid by a Federal executive agency.

PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

Payments that are not subject to information reporting also are not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A, and 6050N, and their regulations. The following payments are generally exempt from backup withholding.


DIVIDENDS AND PATRONAGE DIVIDENDS.

o    Payments to nonresident aliens subject to withholding under section 1441.

o Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.

o    Payments of patronage dividends not paid in money.

o    Payments made by certain foreign organizations.

o    Section 404(k) distributions made by an ESOP.


INTEREST PAYMENTS.

o Payments of interest on obligations issued by individuals. However, if you pay $600 or more of interest in the course of your trade or business to a payee, you must report the payment. Backup withholding applies to the reportable payment if the payee has not provided a TIN or has provided an incorrect TIN.

o Payments of tax-exempt interest (including exempt-interest dividends under section 852).

o    Payments described in section 6049(b)(5) to nonresident aliens.

o    Payments on tax-free covenant bonds under section 1451.

o    Payments made by certain foreign organizations.

o    Mortgage or student loan interest paid to you.

EXEMPT PAYEES DESCRIBED ABOVE MUST STILL COMPLETE THE SUBSTITUTE FORM W-9 ENCLOSED HEREWITH TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE SUBSTITUTE FORM W-9 WITH THE PAYER, REMEMBERING TO CERTIFY YOUR TAXPAYER IDENTIFICATION NUMBER ON PART III OF THE FORM, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING GIVE THE PAYER A COMPLETED FORM W-8 CERTIFICATE OF FOREIGN STATUS.

Payments that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A, and 6050N of the; Code and their regulations.

PRIVACY ACT NOTICE. - Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. Payers must be given the numbers whether or not recipients are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. - If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to a reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. - Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                                                Exhibit 16(a)(5)

FOR IMMEDIATE RELEASE

                                                        Contact:  Dottye Robeson
                                                         Chief Financial Officer
                                                             Phone: 574-722-3855
                                                              Fax:  574-722-3857


                      LOGANSPORT FINANCIAL CORP. ANNOUNCES
             ODD-LOT TENDER OFFER AND QUARTERLY DIVIDEND DECLARATION

     Logansport, Indiana - (May 27, 2004) - Logansport Financial Corp. (NASDAQ Small Cap Market: LOGN) today announced that tomorrow it will commence a tender offer for the purchase of all shares of its common stock held by persons owning 99 or fewer shares as of the close of business on May 18, 2004. The Company will pay $22.50 for each share properly tendered by an eligible shareholder. This price is based upon current market prices. Yesterday's closing sale price for a share of its common stock as reported on the National Association of Securities Dealers Automated Quotation System Small Cap Market was $19.68 per share.

     The offer is not conditioned on the receipt of any minimum number of tenders. The Company has reserved the right to withdraw the offer if it determines that it is inadvisable to proceed with the offer for any reason.

     If after completion of the purchase offer there are fewer than 300 shareholders of record, Logansport Financial Corp. intends to deregister its common stock with the Securities and Exchange Commission and become a private company. If, after the completion of the tender offer, Logansport Financial Corp. does not have fewer than 300 shareholders, the Board of Directors will likely consider other options to reduce the number of shareholders.

     Shareholders and investors are urged to read Logansport  Financial  Corp.'s
Schedule 13E-3 being filed tomorrow with the SEC in connection with this tender offer, which includes the Offer to Purchase for Cash. These materials contain important information including the various terms and conditions to the offer.

     Investors may obtain copies of Logansport Financial Corp.'s Schedule 13E-3 for free from the SEC at the SEC's website (www.sec.gov) or from Logansport Financial Corp. Questions or requests for documents also may be directed to Dottye Robeson, Chief Financial Officer of Logansport Financial Corp at (574) 722-3855 or Registrar and Transfer Company, the Information Agent for the offer, by telephone at (800) 368-5948 (toll free) or in writing at 10 Commerce Drive, Cranford, New Jersey 07016.

     This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of Logansport Financial Corp.'s common stock. The offer is being made solely by the Offer to Purchase for Cash and the accompanying Letter of Transmittal, each dated May 28, 2004, which are being mailed to shareholders tomorrow. The Offer will expire at 5:00 p.m. Eastern Daylight Saving Time on June 29, 2004, unless otherwise extended or earlier terminated. Eligible shareholders who would like to accept the offer must tender all shares that they own. Partial tenders will not be accepted.

     Additionally, Logansport Financial Corp. announced today that its Board of Directors has declared a cash dividend of $0.14 per share of its Common Stock for its fiscal quarter ended March 31, 2004. The dividend is payable on July 12, 2004, to the holders of record on June 21, 2004.